Filed Pursuant to Rule 424(b)(5)

Registration No. 333-138712

Prospectus Supplement to Prospectus dated November 15, 2006.

11,580,964 Shares

Class A Common Stock

The selling stockholders named in this prospectus supplement are selling 11,580,964 shares of our Class A common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “DWA.” On November 15, 2006, the last reported sale price of our Class A common stock was $27.91 per share.

See “ Risk Factors” on page S-5 of this prospectus supplement and beginning on page 4 of the accompanying prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters have agreed to purchase the Class A common stock from the selling stockholders at a price of $26.53 per share which will result in $307,242,975 of proceeds to the selling stockholders.

The underwriters may offer the Class A common stock in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

The underwriters expect to deliver the shares on or about November 20, 2006.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

Prospectus Supplement dated November 15, 2006.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

Unless the context otherwise requires, the terms “DreamWorks Animation,” the “Company,” “we,” “us” and “our” refer to DreamWorks Animation SKG, Inc., its consolidated subsidiaries, predecessors in interest, and the subsidiaries and assets and liabilities contributed to it by DreamWorks L.L.C. (“DreamWorks Studios”) on October 27, 2004 in connection with our separation from DreamWorks Studios (the “Separation”), including Pacific Data Images, Inc. and its subsidiary, Pacific Data Images, LLC. “Holdco” refers to DWA Escrow LLLP, a Delaware limited liability limited partnership organized for the sole purpose of holding and allocating shares of our common stock contributed to it by its partners. “Paramount” refers to Paramount Pictures Corporation. “Viacom” refers to Viacom Inc. and its affiliates, including DreamWorks Studios. Viacom acquired DreamWorks Studios effective January 31, 2006.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and certain other matters. The second part, the prospectus, gives more general information about us and our Class A common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement conflicts with information in the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in, or incorporated by reference in, this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholders nor the underwriters have authorized anyone to provide you with different information.

The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. The information which appears in this prospectus supplement, the accompanying prospectus and any document incorporated by reference may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

Market Data

Market data used in this prospectus is based upon our good faith estimates, which are based upon our review of internal surveys, independent industry publications, and other publicly available information, including data made publicly available by the Motion Picture Association of America (“MPAA”) and the industry trade publication Variety. In particular, when we cite individual film box office receipts, we have used data that has been made publicly available by Variety. Although we believe that these sources are reliable, we have not independently verified the information. Box office receipts represent the amounts collected by domestic theatrical exhibitors for exhibition of films and do not represent measures of revenue.

Throughout this prospectus, and in accordance with industry practice, we use the term “domestic” to refer to the United States, Canada, each of their respective territories and possessions, The Bahamas and Bermuda. We use the term “international” to refer to all territories outside of the domestic territory, and the term “worldwide” encompasses all territories -- both international and domestic.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of the documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our SEC filings are also available to the public from commercial documents retrieval services, at our website (www.dreamworksanimation.com) and at the SEC’s website (www.sec.gov). Information on our website is not incorporated into this prospectus or our other SEC filings and is not a part of this prospectus or those filings. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

You may also request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or telephone number:

Investor Relations

DreamWorks Animation SKG, Inc.

1000 Flower Street

Glendale, CA 91201

ir@dreamworksanimation.com

(818) 695-3900

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in the prospectus supersedes, as appropriate, information incorporated by reference that we filed with the SEC prior to the date of the prospectus, while information that we file later with the SEC will automatically update and supersede, as appropriate, this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and before the effective date of the registration statement or after the date of such initial registration statement until all of the securities offered under this prospectus are sold:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005 (our “Form 10-K”), including portions of our Proxy Statement on Schedule 14-A filed on April 7, 2006 (and as revised on April 11, 2006) (our “Proxy Statement”), to the extent incorporated by reference in our Form 10-K;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our current reports on Form 8-K filed on February 6, 2006, March 23, 2006, May 3, 2006, July 13, 2006 and November 15, 2006; and

•	the description of our Class A common stock contained in our registration statement on Form 8-A, filed on October 28, 2004 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

S-iii

OUR COMPANY

DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. We have released a total of 13 animated feature films, seven of which have been CG animated feature films, and one direct-to-video title. Shrek 2 and Madagascar were both the highest grossing animated films in the domestic box office in their respective years of release, and Shrek 2 remains the highest grossing animated film of all time in the domestic box office.

Our principal executive offices are located at 1000 Flower Street, Glendale, CA 91201-3007. Our telephone number is (818) 695-5000. Our World Wide Web site address is http://www.DreamWorksAnimation.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus. You should not consider information contained on our website or that can be accessed through our website to be part of this prospectus supplement or the accompanying prospectus.

Holdco Arrangements

At the time of our initial public offering, certain members of DreamWorks Studios who received shares of our common stock in connection with the Separation entered into an arrangement among themselves with respect to the allocation of such shares among such members. Entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment and Vivendi Universal Entertainment LLLP, or VUE, contributed a portion of the shares of our common stock received by them in the Separation to Holdco. In January 2006, in connection with Viacom’s acquisition of DreamWorks Studios, an affiliate of Viacom was substituted for VUE as a partner in Holdco. Shares held by Holdco are held as shares of Class B common stock. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. Entities controlled by Jeffrey Katzenberg and David Geffen are the general partners of Holdco and are entitled to exercise voting and dispositive power over all shares of common stock held by Holdco. For a more detailed description of Holdco and the arrangements surrounding its formation and operating and governance provisions, see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement.

An entity controlled by Paul Allen has exercised its right to trigger this offering through the exercise by Holdco of its demand registration rights. Shares of Class A common stock held by an entity controlled by Paul Allen and certain other Holdco partners outside of Holdco, and a portion of the shares issuable upon conversion of shares of Class B common stock held by Holdco and allocated to such partners in the allocation described below, will be sold in this offering. We are not a party to the Holdco partnership agreement.

As a result of this offering, shares of Class B common stock held by Holdco will be allocated among the Holdco partners in accordance with the terms of the Holdco partnership agreement. Any shares which are not allocated to entities controlled by Jeffrey Katzenberg or David Geffen will be converted to Class A common stock upon such allocation. Upon consummation of this offering, each Holdco partner will have the right to cause Holdco to distribute to such partner the shares of common stock held by Holdco and allocated to such partner and, in the case of certain Holdco partners, a portion of the net cash proceeds received by Holdco in connection with this offering, in each case in accordance with the terms of the Holdco partnership agreement. In general, Holdco will allocate shares to its partners first, pro rata as a return of such partner’s capital investment in DreamWorks Studios at the time of our initial public offering, and second, pro rata according to such partner’s participation percentages in DreamWorks Studios at the time of our initial public offering. Upon consummation of this offering, Holdco will have no additional demand registration rights. For a discussion of the method by which Holdco will allocate shares to its partners, see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement. See also “Principal Stockholders” in this prospectus supplement for details regarding the share ownership of the Holdco partners after giving effect to this offering.

None of Jeffrey Katzenberg, David Geffen, Steven Spielberg or entities controlled by them will sell any shares or receive any proceeds from the sale of shares in this offering. Entities controlled by each of Steven Spielberg, Jeffrey Katzenberg and David Geffen have informed us that they each agreed to purchase $10 million of the shares of Class A common stock being offered in this offering from the underwriters. Following the completion of this offering and the final allocation of shares by Holdco, Jeffrey Katzenberg and David Geffen will indirectly control us through their ability to vote the shares of our Class B common stock held by them and by Holdco, which will represent approximately 72.6% of the total voting power of all of our outstanding common stock.

The Offering

Class A common stock offered by the selling stockholders	11,580,964 shares

Common stock outstanding immediately after this offering:

Class A	87,793,942 shares(1)(2)

Class B	15,677,462 shares

Class C	1 share(2)

Total	103,471,405 shares(1)(2)

Use of Proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering.

Dividend Policy

We have not declared or paid any dividends on our common stock since our initial public offering, and we do not currently intend to do so. We currently intend to retain all of our earnings, if any, to finance the growth and development of our business.

Voting Rights	In general, the Class A, Class B and Class C common stock are substantially identical and vote together as a single class. In addition, each class of stock has the following characteristics:

Class A	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B	15 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class C

One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors. In addition, the right to elect one director, voting as a separate class.

New York Stock Exchange Symbol	DWA

Risk Factors	See “Risk Factors” in the accompanying prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

(1)	Does not include, as of September 30, 2006, (i) approximately 3,308,342 shares reserved for issuance in connection with unvested restricted stock and restricted stock unit awards, (ii) approximately 2,897,669 shares reserved for issuance upon exercise of outstanding stock option and stock appreciation right awards (with a weighted average exercise price of $26.56 per share) and (iii) an additional approximately 6,968,818 shares of our Class A common stock that are reserved for issuance under our 2004 Omnibus Incentive Compensation Plan in connection with future grants of equity awards. Prior to December 31, 2006 and subject to approval of our compensation committee, we currently anticipate that we will grant equity incentive awards (consisting of a combination of stock appreciation rights and restricted stock units) (i) with respect to approximately 600,000 shares to non-executive officer employees and (ii) having a grant-date value of an aggregate of approximately $11.5 million to our executive officers, pursuant to our existing employment agreements with such executive officers, and to a director. The actual number of shares underlying such awards will be dependent upon the price of the Class A common stock on the grant date.

Unless otherwise provided in this prospectus supplement, all share information is presented on the basis set forth in this note.

(2)	Includes 35,164,952 shares of Class B common stock held by Holdco converted into shares of Class A common stock on a one-for-one basis as a result of this offering.

(3)	Held by an entity controlled by Paul Allen.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus supplement are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, and management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. In some cases, forward-looking statements can be identified by the use of words such as “may,” “could,” “would,” “might,” “will,” “should,” “expect,” “forecast,” “predict,” “potential,” “continue,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “is scheduled for,” “targeted,” and variations of such words and similar expressions. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements as a result of various factors, including but not limited to those risks and uncertainties listed under “Risk Factors” in this prospectus supplement and in our other filings with the SEC or in materials incorporated in this prospectus supplement or in such filings by reference. Particular attention should be paid to the cautionary language set forth in “Risk Factors” in the accompanying prospectus under the following headings:

•	“Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore inherently risky;”

•	“Our business is dependent upon the success of a limited number of releases each year and the commercial failure of any one of them could have a material adverse effect on our business;”

•	“Our operating results fluctuate significantly;”

•	“The production and marketing of CG animated feature films is capital intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated cash requirements;”

•	“Our scheduled releases of CG animated feature films will place a significant strain on our resources;”

•	“We are dependent on Paramount for the distribution and promotion of our feature films and related products;”

•	“Internal control assessments at our new third party distributor and service provider could result in deficiencies, significant deficiencies or material weaknesses in our internal control over financial reporting;”

•	“Failure to successfully manage and complete the transition to Paramount as our new distributor and service provider may result in a disruption of our operations and may have an adverse impact on our financial results;” and

•	“DreamWorks Studios and Paramount provide us with certain services, which, if terminated, will likely increase our costs in future periods.”

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

RIS K FACTORS

Investing in our securities involves risk. You should carefully consider the specific factors discussed under the caption “Risk Factors” in the documents incorporated by reference and in the accompanying prospectus, together with the other information contained in this prospectus supplement in the accompanying prospectus or appearing or incorporated by reference in this prospectus supplement or in the accompanying prospectus. You should also consider the risks, uncertainties and assumptions discussed under the captions “Forward-Looking Statements” and “Item 1A—Risk Factors” incorporated by reference from our Form 10-K, which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. All proceeds from the sale of such shares by the selling stockholders will be for the accounts of the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders are selling 11,580,964 shares of Class A common stock pursuant to this prospectus supplement. We filed the registration statement for the sale of the shares pursuant to the provisions of a Registration Rights Agreement, dated as of October 27, 2004, between us and certain selling stockholders.

The following table sets forth the number of shares of Class A common stock offered by each of our stockholders selling shares in this offering.

Selling Stockholder	Class A Shares Offered
DW Investment II, Inc.(1) (by itself and Holdco)	8,451,644	(3)
Lee Entertainment L.L.C. (by itself and Holdco)	1,336,600	(4)
DW Holdco LLC(2)	1,792,720

Total	11,580,964

(1)	DW Investment II, Inc. is an entity controlled by Paul Allen.

(2)	DW Holdco LLC is an entity controlled by Viacom Inc.

(3)	Includes 725,568 shares of Class A common stock that will be sold in this offering by Holdco, the net proceeds of which will be distributed by Holdco to DW Investment II, Inc. upon consummation of this offering.

(4)	Includes 114,746 shares of Class A common stock that will be sold in this offering by Holdco, the net proceeds of which will be distributed by Holdco to Lee Entertainment L.L.C. upon consummation of this offering.

PRINCIPAL STOCKHOLDERS

The following principal stockholders table sets forth certain information regarding the beneficial ownership of our Class A and Class B common stock (1) as of October 31, 2006 and (2) as adjusted to reflect the sale of Class A common stock in this offering, the allocation of shares of our common stock by Holdco to its partners and the purchase from the underwriters by each of Jeffrey Katzenberg, David Geffen and Steven Spielberg (or entities controlled by each of them) of $10 million of the shares of Class A common stock being offered in this offering. At all times presented, an entity controlled by Paul Allen will hold the sole outstanding share of Class C common stock.

The principal stockholders table sets forth stockholder information with respect to:

•	each of our directors;

•	each of our executive officers;

•	our directors and named executive officers as a group; and

•	persons owning more than 5% of a class of our common stock.

The percentage of beneficial ownership of our common stock indicated in the principal stockholders table is based on 53,732,940 shares of Class A common stock, 50,842,414 shares of Class B common stock and one share of Class C common stock outstanding as of October 31, 2006. For purposes of the beneficial ownership amounts set forth below after giving effect to this offering, we have given effect to the conversion of 35,164,952 shares of Class B common stock held by Holdco into shares of Class A common stock on a one-for-one basis and the sale of 11,580,964 shares of Class A common stock by the selling stockholders in this offering. After the consummation of this offering, the percentage of beneficial ownership of our common stock is based on 88,897,892 shares of Class A common stock, 15,677,462 shares of Class B common stock and one share of Class C common stock outstanding. For purposes of computing the percentages of class beneficially owned and total voting power with respect to our Class A common stock immediately prior to and after the consummation of the offering, we have treated as outstanding 1,103,950 shares of Class A common stock underlying restricted stock awards with performance-based vesting conditions granted to those executive officers included in the principal stockholders table.

Unless otherwise indicated, the address for each of our directors and named executive officers and each beneficial owner of more than 5% of the outstanding shares of our common stock listed in the table below is: c/o DreamWorks Animation SKG, Inc., 1000 Flower Street, Glendale, CA 91201.

		Prior to the Offering			After the Offering
Name and Address of Beneficial Owner(1)	Title of Class	Shares of Common Stock Beneficially Owned	% of Class Beneficially Owned(2)	% of Total Voting Power(3)	Shares of Common Stock Beneficially Owned	% of Class Beneficially Owned(2)	% of Total Voting Power(3)
Directors
Jeffrey Katzenberg(4)(5)	Class A	10,669,469	58.8%	94.7%	23,080,305	37.1%	79.7%
	Class B	50,842,414	100.0%	93.5%	15,677,462	100.0%	72.6%
David Geffen(4)(6)	Class A	10,669,469	58.8%	94.7%	23,080,305	37.1%	79.7%
	Class B	50,842,414	100.0%	93.5%	15,677,462	100.0%	72.6%
Paul G. Allen(4)(7)	Class A	10,669,469	58.8%	94.7%	23,080,305	37.1%	79.7%
	Class B	50,842,414	100.0%	93.5%	15,677,462	100.0%	72.6%
	Class C	1	100.0%	*	1	100.0%	*
Roger A. Enrico(8)	Class A	242,857	*	*	242,857	*	*
Mellody N. Hobson(9)	Class A	26,785	*	*	26,785	*	*
Nathan Myhrvold(9)	Class A	26,785	*	*	26,785	*	*
Howard Schultz(9)	Class A	76,785	*	*	76,785	*	*
Karl M. von der Heyden(10)	Class A	17,229	*	*	17,229	*	*
Margaret C. Whitman(11)	Class A	9,144	*	*	9,144	*	*
Judson Green(12)	Class A	4,015	*	*	4,015	*	*
Michael Montgomery(13)	Class A	4,372	*	*	4,372	*	*
Named officers who are not directors
Lewis W. Coleman(14)	Class A	127,655	*	*	127,655	*	*
Ann Daly(15)	Class A	548,478	1.0%	*	548,478	*	*
Katherine Kendrick(16)	Class A	168,243	*	*	168,243	*	*
Kristina M. Leslie(17)	Class A	123,167	*	*	123,167	*	*
Directors and Executive Officers as a group (15 persons)	Class A	12,044,984	60.1%	94.9%	24,455,820	38.4%	80.1%
	Class B	50,842,414	100.0%	93.5%	15,677,462	100.0%	72.6%
	Class C	1	100.0%	*	1	100.0%	*
Persons owning more than 5% of a class of our equity securities
T. Rowe Price Associates(18)	Class A	3,514,207	6.5%	*	3,514,207	4.0%	1.1%
Wellington Management Company, LLP(19)	Class A	5,518,650	10.3%	*	5,518,650	6.2%	1.7%
Steven Spielberg(4)(20)	Class A	10,669,469	58.8%	*	8,211,864	7.9%	2.5%
	Class B	50,842,414	100.0%	*	—	—	—
Lee Entertainment L.L.C.(4)(21)	Class A	10,669,469	58.8%	*	3,615,452	3.5%	1.1%
	Class B	50,842,414	100.0%	*	—	—	—
Viacom Inc.(4)(22)	Class A	10,669,469	58.8%	*	525,929	*	*
	Class B	50,842,414	100.0%	*	—	—	—
Holdco(4)(23)	Class A	10,669,469	58.8%	94.7%	—	—	—
	Class B	50,842,414	100.0%	93.5%	—	—	—

*	Less than 1%

(1)

As discussed in our Proxy Statement under “Certain Relationships and Related Party Transactions— Formation Agreement and Holdco Arrangement,” the proceeds received by DW Holdco LLC, an indirect subsidiary of Viacom Inc., DW Investment II, Inc., an entity controlled by Paul Allen (“DWI II”), and Lee Entertainment (and the amounts credited to entities controlled by Jeffrey Katzenberg, David Geffen and Steven Spielberg) in this offering, when combined with proceeds received by (or amounts credited to) such parties in our initial public offering, will result in a “Satisfaction Event,” as such term is defined in Holdco’s partnership agreement. As a result, upon consummation of this offering, each Holdco partner (other than DW Holdco LLC) will have the right to receive a portion of the remaining shares of common stock held by

Holdco and allocated to such partner and, in the case of certain Holdco partners, a portion of the net cash proceeds received by Holdco in connection with this offering, in each case in accordance with the terms of the Holdco partnership agreement. Amounts in this table indicating shares beneficially owned for each Holdco partner after the consummation of this offering include the amount of shares allocated to such partner by Holdco.

(2)	For purposes of this column, the percentage shown for any person or entity with respect to Class A common stock assumes the conversion of any Class B common stock beneficially owned by such person or entity into Class A common stock on a one-for-one basis.

(3)	For purposes of this column, the percentage shown for any person or entity (i) with respect to Class A common stock, includes the effect of the voting rights of any Class B common stock beneficially owned by such person or entity and (ii) with respect to Class B common stock, excludes the voting rights of any Class A common stock beneficially owned by such person or entity.

(4)	Certain of our stockholders may be deemed to be members of one or more “groups,” as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). These stockholders include (i) Jeffrey Katzenberg and entities controlled by him; (ii) David Geffen and entities controlled by him; (iii) Steven Spielberg and entities controlled by him; (iv) DWI II; (v) Lee Entertainment; (vi) DW Holdco LLC and certain of its affiliates; and (vii) Holdco. These groups, and their respective members, are:

•	The “Holdco Group,” which consists of the following parties to the Formation Agreement and Holdco’s partnership agreement: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him, Steven Spielberg and entities controlled by him, Paul Allen, DWI II, Lee Entertainment, DW Holdco LLC and certain of its affiliates and Holdco.

•	The “Vulcan Group,” which consists of the following individuals and entities party to a stockholder agreement (the “Vulcan Stockholder Agreement”) dated October 27, 2004: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him, Paul Allen, DWI II and Holdco.

•	The “Class B Group,” which consists of the following individuals and entities party to a stockholder agreement (the “Class B Common Stockholder Agreement”), dated October 27, 2004: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him and Holdco.

Following the consummation of this offering and the final allocation of shares by Holdco, we expect entities controlled by each of Jeffrey Katzenberg, David Geffen and Steven Spielberg to retain a portion of the common stock allocated to them in Holdco. As a result of this offering, certain restrictive provisions of the Formation Agreement applicable to the partners of Holdco will cease to apply.

(5)	Prior to the consummation of this offering, shares beneficially owned by Mr. Katzenberg include:

•	618,571 shares of Class A restricted stock with performance-based vesting conditions granted to Mr. Katzenberg at the time of our initial public offering, the vesting of which will occur in the first quarter of 2009 pending achievement of certain four-year cumulative performance goals. Performance compensation awards granted to Mr. Katzenberg by the Compensation Committee in January 2005 have been excluded;

•	577,040 shares of Class B common stock owned by entities controlled by Mr. Katzenberg;

•	7,476,236 shares of Class B common stock contributed to Holdco by Mr. Katzenberg;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	10,627,938 additional shares of Class A and Class B common stock owned by other members of the Holdco, Vulcan and Class B Groups.

After the consummation of this offering, shares owned by Mr. Katzenberg include:

•	618,571 shares Class A restricted stock with performance-based vesting conditions granted to Mr. Katzenberg at the time of our initial public offering (performance compensation awards granted by our Compensation Committee in January 2005 have been excluded);

•	373,134 shares of Class A common stock purchased in this offering at a price per share of $26.80;

•	7,838,731 shares of Class B common stock owned by entities controlled by Mr. Katzenberg (including 7,261,691 shares estimated to be allocated by Holdco); and

•	29,927,331 shares of Class A and Class B common stock owned by other members of the Vulcan and Class B Groups.

Entities controlled by Jeffrey Katzenberg and David Geffen will remain general partners of Holdco for a period of time after the consummation of this offering and, as such, may be deemed to be beneficial owners of shares of common stock, if any, held by Holdco and allocated to its other partners, but not yet distributed to such partners. For presentation purposes, we have assumed that, other than with respect to 489,730 shares of Class A common stock allocated to DW Investment II, Inc. and Lee Entertainment, L.L.C. (which shares are required to remain in Holdco for a period of time following consummation of this offering), all shares of common stock allocated by Holdco to its members are deemed to be beneficially owned only by such members and not by other partners (including general partners) of Holdco.

Mr. Katzenberg and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by or allocated to all other members of the Holdco, Vulcan and Class B Groups. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Katzenberg and entities controlled by him is 1000 Flower Street, Glendale, CA 91201.

(6)	Prior to the consummation of this offering, shares beneficially owned by Mr. Geffen include:

•	577,040 shares of Class B common stock owned by an entity controlled by Mr. Geffen;

•	7,476,236 shares of Class B common stock contributed to Holdco by Mr. Geffen;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	11,246,509 additional shares of Class A and Class B common stock owned by other members of the Holdco, Vulcan and Class B Groups.

After the consummation of this offering, shares owned by Mr. Geffen include:

•	373,134 shares of Class A common stock purchased in this offering at a price per share of $26.80;

•	7,838,731 shares of Class B common stock owned by an entity controlled by Mr. Geffen (including 7,261,691 shares estimated to be allocated by Holdco); and

•	30,545,902 shares of Class A and Class B common stock owned by other members of the Vulcan and Class B Groups.

Entities controlled by Jeffrey Katzenberg and David Geffen will remain general partners of Holdco for a period of time after the consummation of this offering and, as such, may be deemed to be beneficial owners of shares of common stock, if any, held by Holdco and allocated to its other partners, but not yet distributed to such partners. For presentation purposes, we have assumed that, other than with respect to 489,730 shares of Class A common stock allocated to DW Investment II, Inc. and Lee Entertainment, L.L.C. (which shares are required to remain in Holdco for a period of time following consummation of this offering), all shares of common stock allocated by Holdco to its members are deemed to be beneficially owned only by such members and not by other partners (including general partners) of Holdco.

Mr. Geffen and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by or allocated to all other parties to the Holdco, Vulcan and Class B Groups. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Geffen and entities controlled by him is c/o DG-DW, L.P., 12011 San Vicente Boulevard, Suite 606, Los Angeles, CA 90049-4926.

(7)	Prior to the consummation of this offering, shares beneficially owned by Mr. Allen include:

•	7,726,076 shares of Class A common stock held of record by DWI II, all of which are being sold in this offering;

•	21,951,303 shares of Class B common stock contributed to Holdco by Mr. Allen;

•	27,737,031 shares of Class B common stock contributed to Holdco by other stockholders; and

•	4,097,473 additional shares of Class A and Class B common stock owned by other members of the Holdco and Vulcan Groups.

After the consummation of this offering, shares of common stock beneficially owned by Mr. Allen include:

•	An estimated 21,654,776 shares of Class A common owned by DWI II (all of which will be allocated to DWI II by Holdco); and

•	17,102,991 shares of Class A and Class B common stock estimated to be owned by other members of the Vulcan Group.

Mr. Allen and DWI II expressly disclaim beneficial ownership of all shares of our common stock owned by or allocated to all other parties to the Vulcan Group (including Holdco) and the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for each of Mr. Allen and DWI II is 505 Fifth Ave. South, Suite 900, Seattle, WA 98104.

(8)	Includes 142,857 shares of Class A restricted stock granted to Mr. Enrico at the time of our initial public offering, the vesting of which will occur in the first quarter of 2009, pending achievement of certain four-year cumulative performance goals. Performance compensation awards granted to Mr. Enrico by the Compensation Committee in January 2005 have been excluded.

(9)	Includes 17,857 shares of Class A restricted stock granted at the time of our initial public offering (5,953 shares remain unvested at the time of this offering and will vest on October 27, 2007) and fully vested options to purchase 8,928 shares of Class A common stock.

(10)	Includes 5,915 shares of Class A restricted stock granted November 11, 2005, the vesting of which occurs ratably over a three-year period (3,944 shares remain unvested at the time of this offering and will vest ratably on November 11, 2007 and 2008) and 1,314 fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised.

(11)	Includes 4,234 shares of Class A restricted stock granted April 25, 2005, the vesting of which occurs ratably over a three-year period (2,823 shares remain unvested at the time of this offering and vest ratably on April 25, 2007 and 2008), fully vested options to purchase 1,058 shares of Class A common stock, and 3,852 fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Ms. Whitman has 5,778 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Ms. Whitman leaves the Board of Directors (assuming Ms. Whitman has completed at least one year of service on the Board of Directors since the date of grant).

(12)

Represents fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Mr. Green has 6,023 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Mr. Green leaves the Board of Directors (assuming Mr. Green has completed at least one year of service on the Board of Directors since the date of grant).

(13)	Represents fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Mr. Montgomery has 6,557 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Mr. Montgomery leaves the Board of Directors (assuming Mr. Montgomery has completed at least one year of service on the Board of Directors since the date of grant).

(14)	Includes 15,729 shares of Class A restricted stock (5,953 shares remain unvested at the time of this offering and will vest on October 27, 2007); 82,998 shares of Class A restricted stock granted on December 5, 2005, the vesting of which is dependant upon the achievement of certain performance goals which were established by the Compensation Committee in March 2006; and fully vested options to purchase 8,928 shares of Class A common stock.

(15)	Includes 265,526 shares of Class A common stock; 259,524 shares of Class A restricted stock, the vesting of which will occur over a period of five years contingent upon the achievement of certain performance goals; fully vested options to purchase 15,669 shares of Class A common stock; and 7,759 options to purchase shares of Class A common stock\stock appreciation rights which vest within 60 days of the date of this offering. Performance compensation awards granted by the Compensation Committee in January 2005 have been excluded.

(16)	Includes 62,573 shares of Class A common stock, fully vested options to purchase 99,866 shares of Class A common stock, and options to purchase 5,804 shares of Class A common stock which vest within 60 days of the date of this offering.

(17)	Includes 51,450 shares of Class A common stock and fully vested options to purchase 71,717 shares of Class A common stock.

(18)	Based solely on a Schedule 13G report filed with the SEC prepared as of December 31, 2005. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(19)	Based solely on a Schedule 13G report filed with the SEC prepared as of September 30, 2006. These securities are owned by various individual and institutional investors which Wellington Management Company, LLP (“Wellington Management”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Wellington Management is deemed to be a beneficial owner of such securities.

(20)	Prior to the consummation of this offering, shares owned by Steven Spielberg include:

•	577,040 shares of Class A common stock held of record by an entity controlled by Mr. Spielberg;

•	7,476,236 shares of Class B common stock that have been contributed to Holdco by Mr. Spielberg;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	11,246,509 shares of Class A and Class B common stock owned by other members of the Holdco Group.

Following the consummation of this offering, shares owned by Mr. Spielberg include:

•	7,838,730 shares of Class A common stock beneficially owned by DW Lips (including 7,261,690 shares of Class A common stock estimated to be allocated to DW Lips by Holdco); and

•	373,134 shares of Class A common stock purchased in this offering at a price per share of $26.80.

Mr. Spielberg and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by or allocated to all other members of the Holdco. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Spielberg and entities controlled by him is c/o Breslauer & Rutman, 11400 Olympic Boulevard, Los Angeles, California, 90064.

(21)	Prior to the consummation of this offering, shares owned by Lee Entertainment include:

•	1,221,853 shares of Class A common stock held of record by Lee Entertainment;

•	3,669,508 shares of Class B common stock contributed to Holdco by Lee Entertainment;

•	46,018,826 shares of Class B common stock contributed to Holdco by other stockholders; and

•	10,601,696 shares of Class A and Class B common stock held by other members of the Holdco Group (including Holdco).

Following the consummation of this offering, shares owned by Lee Entertainment include:

•	an estimated 3,615,452 shares of Class A common stock, all of which will be allocated to Lee Entertainment by Holdco.

Lee Entertainment expressly disclaims beneficial ownership of common stock owned by or allocated to all other members of the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

(22)	Prior to the consummation of this offering, shares beneficially owned by Viacom and certain of its affiliates include 525,929 shares of Class A common stock held of record by DreamWorks Studios (which represents less than 0.5% of the outstanding Class A and Class B common stock) and 60,985,954 shares of Class A and Class B common stock held by other members of the Holdco Group (including Holdco). Because DW Holdco LLC and certain of its affiliates have agreed to certain restrictions on their ability to dispose of the 525,929 shares of Class A common stock held of record by DreamWorks Studios, DW Holdco LLC and certain of its affiliates may be considered members of a group that includes the other members of the Holdco Group (including Holdco). By virtue of their becoming members of this group, DW Holdco LLC and certain of its affiliates may be deemed to share the power to dispose of the 60,985,954 shares of Class A and Class B common stock held by the other members of this group.

After consummation of this offering, shares beneficially owned by Viacom and certain of its affiliates include 525,929 shares of Class A common stock held of record by DreamWorks Studios.

On January 31, 2006, Viacom, through two indirect wholly owned subsidiaries, completed its acquisition (the “Acquisition”) of substantially all of the outstanding membership interests in DreamWorks Studios. As a result of the Acquisition, Viacom became the indirect beneficial owner of 525,929 shares of DreamWorks Animation’s Class A common stock owned by DreamWorks Studios. The 525,929 shares of Class A common stock held of record by DreamWorks Studios may be deemed to be beneficially owned by (a) DW One Corp. (“DW One”) and DW Two Corp. (“DW Two”), which together own all of the outstanding membership interests in DreamWorks Studios, (b) DW Holdco LLC, which owns all of the outstanding membership interests in DW One and DW Two, (c) Viacom International Inc. (“VII”), which owns all of the outstanding membership interests in DW Holdco LLC, (d) Viacom, which owns all of the outstanding stock of VII, (e) NAIRI, Inc. (“NAIRI”), which owns approximately 77.75% of Viacom’s voting stock, (f) NAIRI’s parent corporation, National Amusements, Inc. (“NAI”), and (g) Sumner M. Redstone, who is the controlling shareholder of NAI (collectively, the “Viacom Entities”).

The Viacom Entities expressly disclaim beneficial ownership of common stock owned by or allocated to all other members of the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Viacom is 1515 Broadway, New York, New York 10036.

(23)	Prior to the consummation of this offering, Holdco holds of record 49,688,334 shares of Class B common stock. In connection with this offering, Holdco will permanently allocate all shares of our common stock it then holds to its partners (other than DW Holdco LLC) as Class A common stock and Class B common stock in accordance with Holdco’s partnership agreement. Other than with respect to a certain amount of shares of Class A common stock allocated to each of DWI II and Lee Entertainment, the shares permanently allocated to Holdco’s members are immediately distributable upon request of such partners and, as such, the post-offering beneficial ownership of each Holdco partner (other than DW Holdco LLC) includes all shares allocated to it by Holdco. See footnote 1 above. Following the consummation of this offering, Holdco is not shown as the beneficial owner of any shares of common stock held by it prior to this offering, as all such shares will have been permanently allocated to its partners (other than DW Holdco LLC). For a discussion of Holdco’s allocation of shares to its partners, please see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement. Because entities controlled by Jeffrey Katzenberg and David Geffen will remain general partners of Holdco for a period of time following the consummation of this offering, and because Holdco will hold a certain amount of shares of Class A common stock permanently allocated to DWI II and Lee after the consummation of this offering, Holdco remains a member of the Vulcan Group and the Class B Group following the consummation of this offering.

Holdco disclaims beneficial ownership of all shares of our common stock owned by or allocated to each other member of the Vulcan, Holdco and Class B Groups, and the inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Holdco is c/o DG-DW, L.P., 12011 San Vicente Boulevard, Suite 606, Los Angeles, CA 90049-4926.

UNDERWRITING

We, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	8,106,675
Bear, Stearns & Co. Inc.	3,474,289

Total	11,580,964

The underwriters are committed to take and pay for all of the shares being offered, if any are taken.

The underwriters may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

The underwriters propose to offer the shares of common stock from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal.

We will not receive any proceeds from the sale of Class A common stock by the selling stockholders in this offering.

The selling stockholders may be “underwriters” within the meaning of the Securities Act of 1933 and may be subject to certain statutory liabilities of the Securities Act and the Securities Exchange Act of 1934.

Entities controlled by (or estate planning vehicles of) Steven Spielberg, Jeffrey Katzenberg and David Geffen have agreed to a lock-up period of 90 days after the date of this prospectus supplement with the underwriters. Each of the selling stockholders, including an entity controlled by Paul Allen, have agreed to a 90 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for 90 days that we and our directors and executive officers will enter into with the underwriters. These lock-up agreements restrict us, the selling stockholders and our directors and executive officers, subject to specified exceptions, including any hedge entered into in connection with any share repurchase program, from offering, selling, contracting to sell, pledging, hedging or otherwise disposing of, directly or indirectly, or filing with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclosing the intention to make any offer, sale, pledge, disposition or filing, for the applicable number of days after the date of this prospectus supplement without the prior written consent of Goldman, Sachs & Co.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “DWA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. The underwriters will need to close out any covered short position by purchasing shares in the open market. The underwriters are likely to create a short position if they are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on the website maintained by one of more of the lead managers of this offering and may also be made available on website maintained by other underwriters. The lead managers may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area, which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Entities controlled by each of Steven Spielberg, Jeffrey Katzenberg and David Geffen have informed us that they each agreed to purchase $10 million of the shares of Class A common stock being offered in this offering from the underwriters.

We estimate that our share of the total expenses of the offering will be approximately $1.1 million.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may perform in the future, various financial advisory and investment banking services for us, the selling stockholders and our respective affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus supplement will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

PROSPECTUS

DreamWorks Animation SKG, Inc.

Class A Common Stock

This prospectus relates to the sale of up to $330 million of shares of our Class A common stock by the selling stockholders listed in the section entitled “Selling Stockholders” beginning on page 28 of this prospectus. We are not selling any securities under this prospectus or any supplement to this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. The shares of Class A common stock offered under this prospectus and any supplements by the selling stockholders were issued pursuant to a Formation Agreement dated as of October 27, 2004 among us, DreamWorks L.L.C., DWA Escrow LLLP and certain members of DreamWorks L.L.C. This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time the selling stockholders decide to sell shares of Class A common stock, we will provide you with a prospectus supplement that will contain specific information about the price and terms of that offering. The prospectus supplement may add to, change or update information contained in this prospectus.

The selling stockholders may offer and sell shares of Class A common stock described in this prospectus or any supplement in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of Class A common stock in the section entitled “Plan of Distribution” on page 39 and in any supplement to this prospectus.

Our Class A common stock is traded on the New York Stock Exchange under the symbol “DWA.” On November 14, 2006, the last reported sale price of our Class A common stock was $28.21 per share.

Our principal executive offices are located at 1000 Flower Street, Glendale, CA 91201-3007. Our telephone number is (818) 695-3900.

Investing in our Class A common stock involves risks and uncertainties. Please read “ Risk Factors” on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2006.

i

ABOUT THIS PROSPECTUS

Unless the context otherwise requires, the terms “DreamWorks Animation,” the “Company,” “we,” “us” and “our” refer to DreamWorks Animation SKG, Inc., its consolidated subsidiaries, predecessors in interest, and the subsidiaries and assets and liabilities contributed to it by DreamWorks L.L.C. (“DreamWorks Studios”) on October 27, 2004 in connection with our separation from DreamWorks Studios (the “Separation”), including Pacific Data Images, Inc. and its subsidiary, Pacific Data Images, LLC. “Holdco” refers to DWA Escrow LLLP, a Delaware limited liability limited partnership organized for the sole purpose of holding and allocating shares of our common stock contributed to it by its partners. “Paramount” refers to Paramount Pictures Corporation. “Viacom” refers to Viacom Inc. and its affiliates, including DreamWorks Studios. Viacom acquired DreamWorks Studios effective January 31, 2006.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a shelf registration process. Under this process, the selling stockholders may offer and sell from time to time up to an aggregate of $330 million of shares of Class A common stock in one or more offerings or resales.

This prospectus describes our Class A common stock and the general manner in which the selling stockholders will offer our Class A common stock. Each time the selling stockholders decide to sell shares of Class A common stock, we will provide you with a prospectus supplement that will contain specific information about the price and terms of that offering. The prospectus supplement may also add to, change or update information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read the prospectus supplement and this prospectus, along with the documents incorporated by reference and described under the heading “Where You Can Find More Information,” before making any investment decision.

Market Data

Market data used in this prospectus is based upon our good faith estimates, which are based upon our review of internal surveys, independent industry publications, and other publicly available information, including data made publicly available by the Motion Picture Association of America (“MPAA”) and the industry trade publication Variety. In particular, when we cite individual film box office receipts, we have used data that has been made publicly available by Variety. Although we believe that these sources are reliable, we have not independently verified the information. Box office receipts represent the amounts collected by domestic theatrical exhibitors for exhibition of films and do not represent measures of revenue.

Throughout this prospectus, and in accordance with industry practice, we use the term “domestic” to refer to the United States, Canada, each of their respective territories and possessions, The Bahamas and Bermuda. We use the term “international” to refer to all territories outside of the domestic territory, and the term “worldwide” encompasses all territories—both international and domestic.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. You may also receive copies of the documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Our SEC filings are also available to the public from commercial document retrieval services, at our website (www.dreamworksanimation.com) and at the SEC’s website (www.sec.gov). Information on our website is not incorporated into this prospectus or our other SEC filings and is not a part of this prospectus or those filings. In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

You may also request a copy of any of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing, e-mailing or telephoning us at the following address, e-mail address or telephone number:

Investor Relations

DreamWorks Animation SKG, Inc.

1000 Flower Street

Glendale, CA 91201

ir@dreamworksanimation.com

(818) 695-3900

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus (and the registration statement of which this prospectus is a part) the information we file with the SEC. This means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information in the prospectus supersedes, as appropriate, information incorporated by reference that we filed with the SEC prior to the date of the prospectus, while information that we file later with the SEC will automatically update and supersede, as appropriate, this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and before the effective date of the registration statement or after the date of such initial registration statement until all of the securities offered under this prospectus are sold:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005 (our “Form 10-K”), including portions of our Proxy Statement on Schedule 14-A filed on April 7, 2006 (and as revised on April 11, 2006) (our “Proxy Statement”), to the extent incorporated by reference in our Form 10-K;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our current reports on Form 8-K filed on February 6, 2006, March 23, 2006, May 3, 2006 and July 13, 2006;

•	the description of our Class A common stock contained in our registration statement on Form 8-A, filed on October 28, 2004, pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

You should rely only on the information incorporated by reference or provided in this prospectus or any applicable prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus.

The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate, and management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. In some cases, forward-looking statements can be identified by the use of words such as “may,” “could,” “would,” “might,” “will,” “should,” “expect,” “forecast,” “predict,” “potential,” “continue,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “is scheduled for,” “targeted,” and variations of such words and similar expressions. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements as a result of various factors, including but not limited to those risks and uncertainties listed under “Risk Factors” in this prospectus, in our other filings with the SEC or in materials incorporated in this prospectus or in such filings by reference. Particular attention should be paid to the cautionary language set forth in “Risk Factors” under the following headings:

•	“Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore inherently risky;”

•	“Our business is dependent upon the success of a limited number of releases each year and the commercial failure of any one of them could have a material adverse effect on our business;”

•	“Our operating results fluctuate significantly;”

•	“The production and marketing of CG animated feature films is capital intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated cash requirements;”

•	“Our scheduled releases of CG animated feature films will place a significant strain on our resources;”

•	“We are dependent on Paramount for the distribution and promotion of our feature films and related products;”

•	“Internal control assessments at our new third party distributor and service provider could result in deficiencies, significant deficiencies or material weaknesses in our internal control over financial reporting;”

•	“Failure to successfully manage and complete the transition to Paramount as our new distributor and service provider may result in a disruption of our operations and may have an adverse impact on our financial results;” and

•	“DreamWorks Studios and Paramount provide us with certain services, which, if terminated, will likely increase our costs in future periods.”

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

ABOUT DREAMWORKS ANIMATION SKG, INC.

DreamWorks Animation is principally devoted to developing and producing computer generated, or CG, animated feature films. We have released a total of 13 animated feature films, seven of which have been CG animated feature films, and one direct-to-video title. Shrek 2 and Madagascar were both the highest grossing animated films in the domestic box office in their respective years of release, and Shrek 2 remains the highest grossing animated film of all time in the domestic box office. Prior to October 27, 2004, we were a division of DreamWorks Studios and our operations were conducted through DreamWorks Studios. On October 27, 2004, we were spun off from DreamWorks Studios and, as a result, the animation business of DreamWorks Studios was transferred to DreamWorks Animation, the entity through which we now conduct our business.

Recent Developments

On November 3, 2006, we released our latest CG animated film Flushed Away in the domestic theatrical market. As of November 12, 2006, it had grossed approximately $40 million in domestic box-office receipts. The film has been released in several small foreign theatrical markets and is scheduled for release in France on November 29, 2006, in the United Kingdom on December 1, 2006 and subsequently in other foreign markets. We have capitalized approximately $142.9 million in film inventory costs associated with this film (which amount does not include potential contingent compensation and residual payments for the film). Based on the domestic box office receipts as of November 12, 2006 and the historical correlation between domestic box office results of each of our films and that film’s ultimate revenues, we currently anticipate that we will be required to record a write-down of film inventory for Flushed Away in the quarter ending December 31, 2006. We are currently unable to predict the ultimate amount of such write-down, which could be material, as it will depend on a variety of factors, including domestic and international theatrical results, revenues related to worldwide free and pay television, worldwide home video sales, as well as distribution and marketing costs in the theatrical and home video markets (which costs are expected to be significant).

Over the Hedge was released on October 17, 2006 into the home video market. The title, which has been released in the domestic market and a few international territories, has performed consistently with our general expectations in the early weeks of initial home video release. Over the Hedge will be released in the remaining international territories, including several of the most significant ones, over the next couple of months. The home video performance of the title will depend on a number of factors, including increased competition from new family home video titles as the holiday season approaches.

Holdco Arrangements

At the time of our initial public offering, certain members of DreamWorks Studios who received shares of our common stock in connection with the Separation entered into an arrangement among themselves with respect to the allocation of such shares among such members. Entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen, together with Lee Entertainment and Vivendi Universal Entertainment LLLP, or VUE, contributed a portion of the shares of our common stock received by them in the Separation to Holdco. In January 2006, in connection with Viacom’s acquisition of DreamWorks Studios, an affiliate of Viacom was substituted for VUE as a partner in Holdco. Shares held by Holdco are held as shares of Class B common stock. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis. Entities controlled by Jeffrey Katzenberg and David Geffen are the general partners of Holdco and are entitled to exercise voting and dispositive power over all shares of Class B common stock held by Holdco. For a more detailed description of Holdco and the arrangements surrounding its formation and operating and governance provisions, see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement.

An entity controlled by Paul Allen has exercised its right to trigger this offering through the exercise by Holdco of its demand registration rights. Shares of Class A common stock held by an entity controlled by Paul Allen and certain other Holdco partners outside of Holdco, and shares issuable upon conversion of shares of Class B common stock held by Holdco and allocated to such partners in the allocation described below, will be sold in this offering. We are not a party to the Holdco partnership agreement.

As a result of this offering, shares of Class B common stock held by Holdco will be allocated among the Holdco partners in accordance with the terms of the Holdco partnership agreement. Any shares which are not allocated to entities controlled by Jeffrey Katzenberg or David Geffen will be converted to Class A common stock upon such allocation. Upon consummation of this offering, each Holdco partner will have the right to cause Holdco to distribute to such partner the shares of common stock held by Holdco and allocated to such partner and, in the case of certain Holdco partners, a portion of the net cash proceeds received by Holdco in connection with this offering, in each case in accordance with the terms of the Holdco partnership agreement. In general, Holdco will allocate shares to its partners first, pro rata as a return of such partner’s capital investment in DreamWorks Studios at the time of the initial public offering, and second, pro rata according to such partner’s participation percentages in DreamWorks Studios. Upon consummation of this offering, Holdco will have no additional demand registration rights. For a discussion of the method by which Holdco will allocate shares to its partners, see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement. See also “Principal Stockholders” for details regarding the share ownership of the Holdco partners after giving effect to this offering.

None of Jeffrey Katzenberg, David Geffen, Steven Spielberg or entities controlled by them will sell any shares or receive any proceeds from the sale of shares in this offering. Following the completion of this offering and the final allocation of shares by Holdco, Jeffrey Katzenberg and David Geffen will indirectly control us through their ability to vote the shares of our Class B common stock held by them and by Holdco, which will represent approximately 73.1% of the total voting power of all of our outstanding common stock based on an assumed price of $28.21 per share (the last reported sale price for our Class A common stock on the New York Stock Exchange on November 14, 2006). The actual amount of shares offered and the post-offering beneficial ownership amounts will depend on the actual number of shares offered, the actual offering price and the amount of any underwriting discounts or other fees paid by the selling stockholders.

The Offering

Class A common stock offered by the selling stockholders	10,891,279 shares(1)

Common stock outstanding immediately after this offering:

Class A	87,445,972 shares(1)(2)(3)

Class B	16,025,432 shares(1)

Class C	1 share(4)

Total	103,471,405 shares(1)(2)(3)

Use of Proceeds	We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering.

Dividend Policy

We have not declared or paid any dividends on our common stock since our initial public offering, and we do not currently intend to do so. We currently intend to retain all of our earnings, if any, to finance the growth and development of our business.

Voting Rights	In general, the Class A, Class B and Class C common stock are substantially identical and vote together as a single class. In addition, each class of stock has the following characteristics:

Class A	One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class B	15 votes per share for all matters on which stockholders are entitled to vote, including the election and removal of directors.

Class C

One vote per share for all matters on which stockholders are entitled to vote, including the election and removal of directors. In addition, the right to elect one director, voting as a separate class.

New York Stock Exchange Symbol	DWA

Risk Factors	See “Risk Factors” for a discussion of factors that you should carefully consider before deciding to invest in shares of our Class A common stock.

(1)	For purposes of calculating the shares of our common stock outstanding immediately after this offering, we have assumed the sale of $307.2 million of shares of Class A common stock by the selling stockholders at an assumed price of $28.21 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on November 14, 2006. The actual amount of shares offered and the outstanding amounts of each class of our common stock will depend on the actual number of shares offered, the actual offering price and the amount of any underwriting discounts or other fees paid by the selling stockholders.

(2)	Does not include, as of September 30, 2006, (i) approximately 3,308,342 shares reserved for issuance in connection with unvested restricted stock and restricted stock unit awards, (ii) approximately 2,897,669 shares reserved for issuance upon exercise of outstanding stock option and stock appreciation right awards (with a weighted average exercise price of $26.56 per share) and (iii) an additional approximately 6,968,818 shares of our Class A common stock that are reserved for issuance under our 2004 Omnibus Incentive Compensation Plan in connection with future grants of equity awards. Prior to December 31, 2006 and subject to approval of our compensation committee, we currently anticipate that we will grant equity incentive awards (consisting of a combination of stock appreciation rights and restricted stock units) (i) with respect to approximately 600,000 shares to non-executive officer employees and (ii) having a grant-date value of an aggregate of approximately $11.5 million to our executive officers and a director, pursuant to our existing employment agreements with our executive officers. The actual number of shares underlying the awards made to executive officers will be dependent upon the price of the Class A common stock on the grant date.

Unless otherwise provided in this prospectus, all share information is presented on the basis set forth in this note.

(3)	Includes 34,816,982 shares of Class B common stock converted into shares of Class A common stock as a result of this offering.

(4)	Held by an entity controlled by Paul Allen.

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus and the applicable prospectus supplement, as well as in the documents incorporated by reference in this prospectus and in the applicable prospectus supplement before deciding to invest in shares of our Class A common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our success is primarily dependent on audience acceptance of our films, which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of any of our motion pictures because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Furthermore, part of the appeal of CG animated films may be due to their relatively recent introduction to the market. We cannot assure you that the introduction of new animated filmmaking techniques, an increase in the number of CG animated films or the resurgence in popularity of older animated filmmaking techniques will not adversely impact the popularity of CG animated films.

In general, the economic success of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and the effective marketing of the motion picture. If we are unable to accurately judge audience acceptance of our film content or to have the film effectively marketed, the commercial success of the film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that any particular feature film will generate enough revenue to offset its distribution, fulfillment services and marketing costs, in which case we would not receive any gross receipts for such film from Paramount. In the past, some of our films have not recovered, after recoupment of marketing, fulfillment services and distribution costs, their production costs in an acceptable timeframe or at all. In 2003 we released our final primarily hand-drawn animated feature film, Sinbad: Legend of the Seven Seas, and in 2005 and 2006, respectively, we released Wallace & Gromit: The Curse of the Were-Rabbit and Flushed Away, which we estimate will not generate sufficient revenue over their first 10 years in distribution to fully recover, after recoupment of marketing, fulfillment services and distribution costs, their respective production costs.

Our business is dependent upon the success of a limited number of releases each year and the commercial failure of any one of them could have a material adverse effect on our business.

We expect to theatrically release a limited number of animated feature films per year for the foreseeable future. The commercial failure of just one of these films can have a significant adverse impact on our results of operations in both the year of release and in the future. Historically, there has been a correlation between domestic box office success and international box office, home entertainment and television success, such that feature films that are successful in the domestic theatrical market are generally also successful in the international theatrical, home entertainment and television markets, although each film is different and there is no way to guarantee such results. If our films fail to achieve domestic box office success, because of the correlation mentioned above, their international box office and home entertainment success and our business, results of operations and financial condition could be adversely affected. Further, we can make no assurances that the historical correlation between domestic box office results and international box office and home entertainment results will continue in the future. In addition, we can make no assurances that home entertainment wholesale prices can be maintained at current levels due to aggressive retail pricing or other factors. In 2005, the home entertainment performance of our films was adversely affected by changes in the home entertainment market. Finally, the limited number of films that we release in a year magnifies fluctuations in our earnings. Therefore, our reported results at quarter and year end may be skewed based on the release dates of our films, which could result in volatility in the price of our Class A common stock.

Our operating results fluctuate significantly.

We continue to expect significant fluctuations in our future quarterly and annual operating results because of a variety of factors, including the following:

•	the success of our feature films;

•	the timing of the domestic and international theatrical releases and home entertainment release of our feature films; and

•	costs of Paramount to market, service and distribute our feature films under the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement (as defined below).

We also expect that our operating results will continue to be affected by the terms of an exclusive distribution agreement we entered into with Paramount (the “Paramount Distribution Agreement”) and an exclusive fulfillment services agreement we entered into with Paramount regarding worldwide home video and video-on-demand fulfillment services (the “Paramount Fulfillment Services Agreement”). Under the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement, Paramount will be entitled to (i) retain a fee of 8.0% of revenue (before deduction for distribution, servicing and marketing costs and third-party distribution fees and sales agent fees), and (ii) recoup all of its distribution, servicing and marketing costs with respect to our films on a title-by-title basis before we recognize any revenue for that film. Accordingly, we recognize significantly less revenue from a film in the period of that film’s theatrical release than we would absent the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement. Furthermore, in the event that the Paramount Distribution Agreement or the Paramount Fulfillment Services Agreement were terminated, depending on the arrangement that we negotiate with a replacement distributor or fulfillment services provider, we could be required to directly incur distribution, servicing and marketing expenses related to our films, which under the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement are incurred by Paramount. Because we would expense those costs as incurred, further significant fluctuations in our operating results could result.

In response to these fluctuations, the market price of our Class A common stock could decrease significantly in spite of our operating performance.

We principally operate in one business, the production of CG animated feature films, and our lack of a diversified business could adversely affect us.

Unlike most of the major studios, which are part of large diversified corporate groups with a variety of other operations, we depend primarily on the success of our feature films. For example, unlike us, many of the major studios are part of corporate groups that include television networks and cable channels that can provide stable sources of earnings and cash flows that offset fluctuations in the financial performance of their feature films. In this regard, the recently completed acquisition of Pixar by Disney gives Pixar the benefits of being part of a large, diversified corporate group. We, on the other hand, derive substantially all of our revenue from a single source—our CG animated feature films—and our lack of a diversified business model could adversely affect us if our films fail to perform to our expectations.

Animated films are expensive to produce and the uncertainties inherent in their production could result in the expenditure of significant amounts on films that are abandoned or significantly delayed.

Animated films are expensive to produce. The production, completion and distribution of animated feature films is subject to a number of uncertainties, including delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond our control. Because of these uncertainties, the projected costs of an animated feature film at the time it is set for production may increase, the date of completion may be substantially delayed or the film may be abandoned due to the exigencies of production. Delays in production may also result in a film not being ready for release at the intended time and postponement to a potentially less favorable time, which could result in lower gross receipts for that film. In extreme cases, a film in production may be abandoned or significantly modified (including as a result of creative changes) after substantial amounts have been spent, causing the write-off of expenses incurred with respect to the film. This was the case in 2003 when we wrote-off a significant amount of expenses that we had incurred for two of our animated films.

Animated films typically take longer to produce than live-action films, which increases the uncertainties inherent in their production and distribution.

Animated feature films typically take three to four years to produce after the initial development stage, as opposed to an average of 12 to 18 months for live-action films. The additional time that it takes to produce and release an animated feature film increases the risk that our films in production will fall out of favor with target audiences and that competing films will be released in advance of or concurrently with ours, either of which risks could reduce the demand for, or popular appeal of, our films.

The production and marketing of CG animated feature films is capital intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated cash requirements.

The costs to develop, produce and market a film are substantial. In 2005, for example, we spent approximately $247 million to fund production costs of our feature films (including payments for Wallace & Gromit: The Curse of the Were-Rabbit, but excluding capitalized interest and overhead expense), to make contingent compensation and residual payments and to fund technology capital expenditures. For the full year 2006, we expect to spend approximately $200 million to fund production costs (excluding capitalized interest and overhead expense), to make contingent compensation and residual payments and to fund technology capital expenditures. For the year ending December 31, 2007, we expect our commitments to fund production costs (excluding capitalized interest and overhead expense), to make contingent compensation and residual payments (on films released to date) and to fund technology capital expenditures will be approximately $273 million. In addition, contingent compensation related to our 2007 releases could be significant. Although we retain the right to exploit each of the 13 films that we have previously released, the size of our film library is insubstantial compared to the film libraries of the major U.S. movie studios, which typically have the ability to exploit hundreds of library titles. Library titles can provide a stable source of earnings and cash flows that offset fluctuations in the financial performance of newly released films. Many of the major studios use these cash flows, as well as cash flows from their other businesses, to finance the production and marketing of new feature films. We are not able to rely on such cash flows and are required to fund our films in development and production and other commitments with cash retained from operations, the proceeds of films that are generating revenue from theatrical, home entertainment and ancillary markets and borrowings under our $200 million revolving credit facility. If our films fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial investments in the production of new CG animated feature films or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films.

The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home entertainment, television, international markets and new media for revenue.

We compete for audiences based on a number of factors, many of which are beyond our control.

The number of animated and live-action feature films released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may make it more difficult for our films to succeed. In particular, we compete directly against other animated films and family oriented live-action films. Oversupply of such products may become most pronounced during peak release times, such as school holidays, national holidays and the summer release season, when theater attendance has traditionally been highest. Although we seek to release our films during peak release times, we cannot guarantee that we will be able to release all of our films during those times and, therefore, may miss potentially higher gross box-office receipts. In addition, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only 10 to 15 films distributed nationally by major studio distributors. If our competitors were to increase the number of films available for distribution and the number of exhibition screens remained static, it could be more difficult for us to release our films during optimal release periods.

Changes in the United States, global or regional economic conditions could adversely affect the profitability of our business.

A decrease in economic activity in the United States or in other regions of the world in which we do business could adversely affect demand for our films and products, thus reducing our revenue and earnings. A decline in economic conditions could reduce performance of our theatrical and home entertainment releases and purchases of our licensed consumer products. In addition, an increase in price levels generally, or in price levels in a particular sector such as the energy sector, could result in a shift in consumer demand away from the entertainment and consumer products we offer, which could also adversely affect our revenues and, at the same time, increase our costs.

The seasonality of our businesses could exacerbate negative impacts on our operations.

Our business is normally subject to seasonal variations based on the timing of theatrical motion picture and home entertainment releases. Release dates for theatrical and home entertainment are determined by several factors, including timing of vacation and holiday periods and competition in the market. Also, revenues in our consumer products are influenced by seasonal consumer purchasing behavior and the timing of animated theatrical releases and generally peak in our first fiscal quarter due to the holiday season. Accordingly, if a short term negative impact on our business occurs during a time of high seasonal demand (such as natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases), the effect could have a disproportionate effect on our results for the year.

Strong existing film studios competing in the CG animated film market and the entrance of additional competing film studios could adversely affect our business in several ways.

CG animation is a relatively new form of animation that has been successfully exploited by a growing number of film studios since the first CG animated feature film, Toy Story, was released by Pixar in 1995.

Recently, a number of studios (including Sony Entertainment, Blue Sky Studios, Warner Brothers, the Weinstein Company and Lucasfilm, Ltd.) have entered or announced their intentions to enter the CG animated film market, thus potentially increasing the number of CG animated films released per year. In addition, the recently completed acquisition of Pixar by Disney combines the creative talents and assets of two of our competitors and may have an impact on the CG animation market. As a result, the popularity of the CG animation technique could suffer and there are no substantial technological barriers to entry that prevent other film studios from entering the field. Furthermore, advances in technology may substantially decrease the time that it takes to produce a CG animated feature film, which could result in a significant number of new CG animated films or products. The entrance of additional animation companies into the CG animated feature film market could adversely impact us by eroding our market share, increasing the competition for CG animated film audiences and increasing the competition for, and cost of, hiring and retaining talented employees, particularly CG animators and technical staff.

Our success depends on certain key employees.

Our success greatly depends on our employees. In particular, we are dependent upon the services of Jeffrey Katzenberg. We do not maintain key person life insurance for any of our employees. We have entered into employment agreements with Mr. Katzenberg and with all of our top executive officers and production executives. However, although it is standard in the motion picture industry to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure us of the continued services of such employees. The loss of the services of Mr. Katzenberg or a substantial group of key employees could have a material adverse effect on our business, operating results or financial condition.

Our scheduled releases of CG animated feature films will place a significant strain on our resources.

We have established multiple creative and production teams so that we can simultaneously produce more than one CG animated feature film. However, we have limited experience sustaining the ability to produce and release more than one CG animated feature film at the same time. Due to the strain on our personnel from the effort required to produce a film and the time required for creative development of future films, it is possible that we will be unable to consistently release two CG animated feature films per year. In the past, we have been required, and may continue to be required, to expand our employee base, increase capital expenditures and procure additional resources and facilities in order to accomplish the scheduled releases of our animated feature films. This growth and expansion has placed, and continues to place, a significant strain on our resources. We cannot provide any assurances that any of our animated feature films will be released as targeted or that this strain on resources will not have a material adverse effect on our business, financial condition or results of operations.

We are dependent on Paramount for the distribution and promotion of our feature films and related products.

In January 2006, we entered into the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement pursuant to which Paramount and certain of its affiliates are responsible for the worldwide distribution and servicing of all of our films in substantially all audio-visual media. If Paramount fails to perform under either the Paramount Distribution Agreement or the Paramount Fulfillment Services Agreement, it could have a material adverse effect on our business reputation, operating results or financial condition. In addition, our grant of distribution and servicing rights to Paramount is expressly subject to certain existing sub-distribution, servicing, and license agreements previously entered into by DreamWorks Studios. Pursuant to the Paramount Distribution Agreement and Paramount Fulfillment Services Agreement, we will continue to license to DreamWorks Studios those distribution and servicing rights in and to existing and future films, to the extent necessary for DreamWorks Studios to comply with such existing sub-distribution, servicing, and license agreements, including the existing sub-distribution, servicing and licensing agreements that DreamWorks Studios has entered into with other third-party distributors and service providers. Upon expiration of our existing agreements, all distribution and servicing rights that are subject to such agreements shall be automatically granted to Paramount for the remainder of the term of the Paramount Distribution Agreement and Paramount Fulfillment Services Agreement. Yet, we cannot assure you that upon expiration of such agreements, Paramount will be able to replace such sub-distribution, servicing and license agreements that are on terms as favorable as DreamWorks Studios’ existing sub-distribution, servicing and license agreements. For a description of the terms of the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement, see “Item 1—Business—Distribution and Servicing Arrangements—How We Distribute, Promote and Market our Films with Paramount” incorporated by reference from our Form 10-K.

Although the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement obligate Paramount to distribute and service our films, Paramount is able to terminate the agreements upon the occurrence of certain events of default, including a failure by us to deliver to Paramount a minimum number of films over specified time periods. If Paramount fails to perform under the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement or the agreements are terminated by Paramount or otherwise, we may have difficulty finding a replacement distributor and service provider, in part because our films could continue to be subject to the terms of the existing sub-distribution, servicing and licensing agreements that DreamWorks Studios, Paramount or both have entered into with third-party distributors and service providers. See “Item 1—Business—Distribution and Servicing Arrangements—How We Distributed, Promoted and Marketed our Films with DreamWorks Studios under the DreamWorks Studios Distribution Agreement” incorporated by reference from our Form 10-K. We cannot assure you that, as a result of existing agreements or for other reasons, we will be able to find a replacement distributor or service provider on terms as favorable as those in the Paramount Distribution Agreement and Paramount Fulfillment Services Agreement.

Internal control assessments at our new third party distributor and service provider could result in deficiencies, significant deficiencies or material weaknesses in our internal control over financial reporting.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), and the rules and regulations promulgated by the SEC to implement Section 404, we are required to include in our Form 10-K an annual report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. The scope of the assessment for DreamWorks Animation includes internal controls at Paramount, our third party distributor and service provider.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we will be unable to assert such internal control is effective. While we are working closely with Paramount to understand and potentially enhance their processes impacting our internal controls over financial reporting, we cannot guarantee that they have sufficient internal controls over the initiation, authorization, approval of transactions or other actions applicable to us. Nor can we guarantee that the information systems of Paramount are free of deficiencies that might adversely affect their ability to provide financial and other data to us in a timely and accurate manner.

Failure to successfully manage and complete the transition to Paramount as our new distributor and service provider may result in a disruption of our operations and may have an adverse impact on our financial results.

In January 2006, we entered into the Paramount Distribution Agreement and the Paramount Fulfillment Services Agreement, pursuant to which Paramount is responsible for the worldwide distribution and servicing of all of our films in substantially all audio-visual media. For a more detailed description of our distribution and servicing arrangements with Paramount, please see “Item 1—Business—Distribution and Servicing Arrangements—How We Distribute, Promote and Market our Films with Paramount” incorporated by reference from our Form 10-K. We cannot assure you that we will realize the full expected benefits from our new relationship with Paramount.

In addition, the failure to successfully manage and complete the transition to Paramount as our new distributor and fulfillment service provider may result in a disruption of our operations and may have an adverse impact on our financial results. The transition to Paramount as our new distributor and fulfillment service provider has placed, and we expect will continue to place, a significant burden on our management and our internal resources until the transition is completed. The diversion of our management’s attention away from ongoing operational matters and any difficulties encountered in the transition and integration process could harm our business, financial condition and operating results. Our distributor and fulfillment service provider may elect to make changes to its operating and control environment that have an adverse effect on our internal controls over financial reporting. Should such changes occur at our distributor and fulfillment service provider, we may not be able to incorporate any necessary additional processes or control systems in an efficient and timely manner, and our current or planned operational systems, procedures and controls may not be adequate to support our operations with our new distributor and fulfillment service provider. Should we determine a need for additional processes or control systems, difficulties in installing and implementing them may also significantly burden our management and our internal resources. Delays in the implementation of any new systems, or operational disruptions in transitioning to our new distributor and fulfillment service provider could impair our ability to accurately forecast sales and record and report financial and management information on a timely and accurate basis.

DreamWorks Studios and Paramount provide us with certain services, which, if terminated, will likely increase our costs in future periods.

At the time of the Separation, we entered into a Services Agreement with DreamWorks Studios whereby DreamWorks Studios agreed to provide us with certain accounting, insurance administration, risk management, information systems management, tax, payroll, legal and business affairs, human resources administration and other general support services. In addition, pursuant to the Services Agreement, we provided DreamWorks Studios with office space at our Glendale facility, facilities management, information technology equipment purchasing services and limited legal services. As a result of Viacom’s acquisition of DreamWorks Studios, (i) we and DreamWorks Studios agreed to terminate certain services provided to us by DreamWorks Studios under the Services Agreement as of January 31, 2006, (ii) we and DreamWorks Studios agreed to continue to provide other specified services to each other under the Services Agreement for transitional periods, (iii) we and DreamWorks Studios agreed to continue to provide other services to each other until such services are terminated in accordance with the Services Agreement, and (iv) under the terms of the Paramount Distribution Agreement with us, Paramount and certain of its affiliates agreed to provide us with the following services: film music licensing and creative, music business affairs, archiving of film materials, casting, information technology oversight, travel, services related to the calculation and administration of residuals and contingent compensation for our films, and services related to the credits accorded on our films. As of the date of this prospectus, DreamWorks Studios continues to provide us with certain corporate aviation services pursuant to the terms of the aircraft time-share agreements entered into in connection with the Services Agreement, and we continue to provide DreamWorks Studios with certain trademark-related legal services and office-related services.

Both DreamWorks Studios and we have the right, upon notice, to terminate any or all of the services either party is providing under the Services Agreement. Paramount has the right to terminate any or all of the services Paramount is providing under the Paramount Distribution Agreement if we are in breach of a material provision related to such service. If any of the services provided to us under the Services Agreement by DreamWorks Studios or the Paramount Distribution Agreement by Paramount is terminated, we will be required to either enter a new agreement with DreamWorks Studios, Paramount or another services provider or assume the responsibility for these functions ourselves. If we were to enter a new agreement with DreamWorks Studios or Paramount regarding any such terminated services, hire a new services provider or assume such services ourselves, the economic terms of the new arrangement may be less favorable than our current arrangement with DreamWorks Studios or Paramount (as applicable), which may adversely affect our business, financial condition or results of operations.

In addition, due to the recent amendment to the Services Agreement as discussed above, we expect that our assumption of the services previously provided by DreamWorks Studios will likely increase our general and administrative costs in future periods, which may adversely affect our business, financial condition or results of operations.

We face risks relating to the international distribution of our films and related products.

Because we have historically derived slightly more than one-third of our revenue from the exploitation of our films in territories outside of the United States, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in foreign television markets;

•	the instability of foreign economies and governments;

•	fluctuating foreign exchange rates; and

•	war and acts of terrorism.

Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse affect on our business because these products reduce the revenue we receive from our legitimate products. Under our agreements with Paramount, Paramount is substantially responsible for enforcing our intellectual property rights with respect to all of our films subject to the Paramount Distribution Agreement and Fulfillment Services Agreement and is required to maintain security and anti-piracy measures consistent with the highest levels it maintains for its own motion pictures in the applicable portion of the territory. Other than the remedies we have in the Paramount Distribution Agreement and Fulfillment Services Agreement, we have no way of requiring Paramount to take any anti-piracy actions, and Paramount’s failure to take such actions may result in our having to undertake such measures ourselves, which could result in significant expenses and losses of indeterminate amounts of revenue. Even if applied, there can be no assurance that the highest levels of security and anti-piracy measures will prevent piracy.

Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The MPAA monitors the progress and efforts made by various countries to limit or prevent piracy. In the past, trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of our animated feature films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, we cannot assure you that consumers will prefer to use the DVD format for their home entertainment or whether other developing distribution channels, such as video-on-demand or Internet distribution, will be accepted by the public. If other distribution channels are accepted by the public, we cannot assure you that we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition could be materially adversely affected.

We have only recently operated as an independent company, and we do business in a relatively new industry, each of which makes it more difficult to predict whether our business model is sound.

Prior to the Separation, which occurred on October 27, 2004, we were a business division of DreamWorks Studios. Accordingly, we have limited experience operating as an independent company implementing our own business model and an evaluation of our prospects is difficult to make, particularly in light of the fact that CG animation constitutes a relatively new form of animated filmmaking and has been successfully exploited since only 1995. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the early stages of independent business operations, particularly companies in highly competitive markets. To address these risks, we must, among other things, respond to changes in the competitive environment, continue to attract, retain and motivate qualified persons and continue to upgrade our technologies. We cannot provide any assurances that we will be successful in addressing such risks.

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Section 404 and the accompanying rules and regulations promulgated by the SEC to implement it require us to include in our Form 10-K an annual report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Standard No. 2 (“Standard No. 2”) provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our independent auditors may not agree with management’s assessments.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we will be unable to assert such internal control is effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls to future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting with the policies or procedures may deteriorate. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2006 (or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

In connection with our annual and quarterly evaluations of disclosure controls and procedures to date, certain deficiencies in our internal controls over financial reporting have come to management’s attention, including deficiencies in the operation of internal controls over financial reporting relating to the income tax provision. Management believes that these issues are “significant deficiencies,” which means that there is more than a remote possibility that these deficiencies will result in a misstatement in our annual or interim reports that is more than inconsequential. Although we have taken, and are undertaking, remediation efforts to address these deficiencies, we cannot assure you that we will not have a material weakness in our internal controls over financial reporting at year-end 2006 or in subsequent future periods.

In 2004, 2005 and year-to-date in 2006, we devoted significant resources to remediate and improve our internal controls. Management has discussed with our Audit Committee and independent auditors the areas identified for improvement and the remediation efforts that we are undertaking. Although we believe that these efforts have strengthened our internal controls, we are continuing to work to improve our internal controls.

Our historical results may not be indicative of our results as a separate company.

Our historical financial information incorporated by reference in this document does not reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity pursuing independent strategies during all periods presented. For example, our historical consolidated financial statements do not reflect what our results of operations, financial condition or cash flows would have been had the DreamWorks Studios Distribution Agreement been in place for all periods presented or had we shifted to our current business model of primarily producing CG animated films at an earlier date. As a result, our historical financial information is not necessarily indicative of our future results of operations, financial condition or cash flows.

We could be adversely affected by strikes and other union activity.

A strike by one or more of the unions that provide personnel essential to the production of our feature films could delay or halt our ongoing production activities. Along with the major U.S. film studios, we employ members of the International Alliance of Theatrical and Stage Employees, or IATSE, on many of our productions. We are currently subject to collective bargaining agreements with IATSE, the Local 839 of IATSE (the Animation Guild and Affiliated Optical Electronic and Graphic Arts), the Local 700 of IATSE (the Motion Picture Editors Guild) and the Screen Actors Guild, or SAG. The collective bargaining agreements with SAG and IATSE (including our agreements with Local 700 and Local 839 of IATSE) expire in June 2008 and July 2009, respectively. We may also become subject to additional collective bargaining agreements. Such a halt or delay, depending on the length of time involved, could cause the delay of the release date of our feature films and thereby could adversely affect the revenue that the film generates.

Business interruptions could adversely affect our operations.

Our operations are vulnerable to outages and interruptions due to fire, floods, power loss, telecommunications failures and similar events beyond our control. In addition, our two studios are located in California—one in Southern California and one in Northern California. These areas in California have in the past and may in the future be subject to earthquakes as well as electrical blackouts as a consequence of a shortage of available electrical power. Although we have developed certain plans to respond in the event of a disaster, there can be no assurance that they will be effective in the event of a specific disaster. In the event of a short-term power outage, we have installed UPS (uninterrupted power source) equipment to protect our Render Farm and other sensitive equipment. A long-term power outage, however, could disrupt our operations. Prices for electricity have in the past risen dramatically and may increase in the future. An increase in prices would increase our operating costs, which could in turn adversely affect our profitability. Although we carry business interruption insurance for potential losses (including earthquake related losses), there can be no assurance that such insurance will be sufficient to compensate us for losses that may occur. Any losses or damages incurred by us could have a material adverse effect on our business and results of operations.

Terrorist activities and resulting military and other actions could adversely affect our business.

The continued threat of terrorism within the United States and abroad, military action and heightened security measures in response to such threats, as well as other socioeconomic and political events, may cause significant disruption to commerce, including the entertainment industry, throughout the world. For example, the terrorist attacks in New York and Washington, D.C. on September 11, 2001 disrupted commerce throughout the United States and Europe. Such disruption in the future could have a material adverse effect on our business and results of operations.

To be successful, we must continue to attract and retain qualified personnel and our inability to do so would adversely affect the quality of our films.

Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified creative, technical and managerial personnel. Competition for the caliber of talent required to make our films, particularly for our film directors, producers, animators, creative and technology personnel, will continue to intensify as other studios, some with substantial financial resources, build their in-house CG animation or special effects capabilities. In addition, the recently completed acquisition of Pixar by Disney combines the creative talents and assets of two of our competitors and may have an impact on the CG animation market. The entrance of additional film studios into the CG animated film industry or the increased production capacity of existing film studios will increase the demand for the limited number of talented CG animators and programmers. There can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such qualified personnel in the future. If we are unable to hire and retain qualified personnel in the future, particularly film directors, producers, animators, creative personnel and technical directors, there could be a material adverse effect on our business, operating results or financial condition.

We depend on technology and computer systems for the timely and successful development of our animated feature films and related products.

Because we are dependent upon a large number of software applications and computers for the development and production of our animated feature films, an error or defect in the software, a failure in the hardware, a failure of our backup facilities or a delay in delivery of products and services could result in significantly increased production costs for a feature film. Moreover, if a software or hardware problem is significant enough, it could result in delays in one or more productions, which in turn could result in potentially significant delays in the release dates of our feature films or affect our ability to complete the production of a feature film. Significant delays in production and significant delays in release dates, as well as the failure to complete a production, could have a material adverse effect on our results of operations. In addition, we must ensure that our production environment integrates the latest CG animation tools and techniques developed in the industry so that our feature films remain competitive. To accomplish this, we can either develop these capabilities by upgrading our proprietary software, which can result in substantial research and development costs, or we can seek to purchase third-party licenses, which can also result in significant expenditures. In the event we seek to develop these capabilities internally, there is no guarantee that we will be successful in doing so. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all.

Our revenue may be adversely affected if we fail to protect our proprietary technology or enhance or develop new technology.

We depend on our proprietary technology to develop and produce our CG animated feature films. We rely on a combination of patents, copyright and trade secret protection and non-disclosure agreements to establish and protect our proprietary rights. From time to time, we may have patent applications pending in the United States. We cannot provide any assurances that patents will issue from any of these pending applications or that, if patents do issue, any claims allowed will be sufficiently broad to protect our technology or that they will not be challenged, invalidated or circumvented. In addition, we also rely on third-party software to produce our films, which is readily available to others. Failure of our patents, copyrights and trade secret protection, non-disclosure agreements and other measures to provide protection of our technology and the availability of third-party software may make it easier for our competitors to obtain technology equivalent to or superior to our technology. If our competitors develop or license technology that is superior to ours or that makes our technology obsolete, we may be required to incur significant costs to enhance or acquire new technology so that our feature films remain competitive. We cannot assure you that such costs would not have a material adverse affect on our business, financial condition or results of operations.

In addition, we may be required to litigate in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition or results of operations.

Third-party technology licenses may not continue to be available to us in the future.

In addition to our proprietary technology, we also rely on certain technology that we license from third-parties, including software that we use with our proprietary software. We cannot provide any assurances that these third-party technology licenses will continue to be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses, could result in delays in feature film releases until equivalent technology could be identified, licensed and integrated to complete a given feature film. Any such delays or failures in feature film releases could materially adversely affect our business, financial condition or results of operations.

Others may assert intellectual property infringement claims against us.

One of the risks of the CG animated film production business is the possibility of claims that our productions and production techniques misappropriate or infringe the intellectual property rights of third-parties with respect to their technology, software, previously developed films, stories, characters, trademarks, other entertainment or intellectual property. We have received, and are likely to receive in the future, claims of infringement of other parties’ proprietary rights. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license of a third-party’s intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

We may incur significant write-offs if our feature films do not perform well enough to recoup production, marketing and distribution costs.

We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from the associated films. The amount of film production costs that will be amortized each quarter depends on how much future revenue we expect to receive from each film. Unamortized film production costs are evaluated for impairment each reporting period on a film-by-film basis. If estimated remaining revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. In any given quarter, if we lower our previous forecast with respect to total anticipated revenue from any individual feature film, we would be required to accelerate amortization of related film costs. For instance, in the third and fourth quarters of 2005, we incurred a write down of $3.9 million and $25.1 million, respectively, for a change in the estimated fair value of unamortized film inventory for Wallace & Gromit: The Curse of the Were-Rabbit. Similarly, we expect to incur a write down in the estimated fair value of unamortized film inventory for Flushed Away in the fourth quarter of 2006. Such accelerated amortization would adversely impact our business, operating results and financial condition.

We base our estimates of revenue on information supplied to us from Paramount and other sources. If the information is not provided in a timely manner or is incorrect and our internal controls over such information do not detect such an error, the amount of revenue and related expenses that we recognize from our animated feature films and related products could be incorrect, which could result in fluctuations in our earnings.

Pending shareholder derivative actions could require significant management attention and legal resources, and an adverse resolution could have a material adverse effect on us.

We (nominally and derivatively) and certain of our officers and directors have been named as defendants in putative shareholder derivative actions pending in the Superior Court of the State of California. The litigation is discussed in greater detail under “Item 3—Legal Proceedings” of our 2005 Form 10-K and in our quarterly report on Form 10-Q for the quarter ended June 30, 2006, both of which are incorporated by reference in this prospectus. The pending state actions have required, and may continue to require, significant management attention and legal resources. A resolution of the litigation in a manner adverse to us could have a material adverse effect on us and on the price of our Class A common stock.

Risks Related to Investing in Our Stock

If our stock price fluctuates, you could lose a significant part of your investment.

The market price of our Class A common stock may be influenced by many factors, some of which are beyond our control, including those described above and the following:

•	changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, productions, acquisitions, or capital commitments;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	future sales of our common stock; and

•	investor perception of us and the filmmaking industry.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of movie studios. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

The trading price of our Class A common stock since our initial public offering has ranged from a closing price high of $42.60 per share on December 6, 2004 to a closing price low of $20.05 per share on August 3, 2006. The last reported sale price of our Class A common stock on November 14, 2006 was $28.21.

Sales of shares in this offering, or sales of shares eligible for future sale, may cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

This offering may cause the market price of our Class A common stock to decline, perhaps significantly, even if our business is doing well and even though we will not issue any additional shares to be sold in this offering. In addition, our Class A common stock may experience increased volatility in the periods occurring near this offering. The market price of our Class A common stock could also decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The shares of Class B common stock and Class C common stock are convertible into Class A common stock on a one-for-one basis. The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our “affiliates” within the meaning of Rule 144 under the Securities Act.

Following the final allocation of shares by Holdco to the Holdco partners, each of Steven Spielberg, Jeffrey Katzenberg, David Geffen and Paul Allen or entities controlled by them or their permitted transferees, subject to the lock-up described below, will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 under the Securities Act. Entities controlled by each of Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen (and certain of their permitted transferees) will also have the right to cause us to register the sale of shares of Class A common stock beneficially owned by them. In addition, certain of our stockholders that were members of DreamWorks Studios at the time of the closing of our initial public offering will have the right to include shares of Class A common stock beneficially owned by them (including the Class A common stock into which our Class B and Class C common stock is convertible) in certain future registration statements relating to our securities. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” incorporated by reference from our Proxy Statement. If any of Paul Allen, Steven Spielberg, Jeffrey Katzenberg, David Geffen or entities controlled by them or their respective permitted transferees were to sell a large number of their shares, the market price of our Class A common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our Class A common stock.

In connection with this offering, entities controlled by Steven Spielberg, Jeffrey Katzenberg and David Geffen have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of their shares without the prior consent of the underwriters of this offering for 90 days after the date of the applicable prospectus supplement. Each of the selling stockholders, including an entity controlled by Paul Allen, have agreed to enter into a lock-up agreement and thereby be subject to a 90 day lock-up period with the underwriters. In addition to these lock-up agreements, sales of our Class A common stock will also be restricted by lock-up agreements for 90 days from the date of the applicable prospectus supplement that we and our directors and executive officers will enter into with the underwriters in connection with this offering.

Except for the stockholders described in the preceding paragraph, generally our other existing stockholders will not be restricted by lock-up agreements in connection with this offering. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. In addition to the lock-up agreements described above, we and entities controlled by Paul Allen, Steven Spielberg, Jeffrey Katzenberg and David Geffen and the other Holdco partners (and their parent entities) have agreed to certain trading and hedging limitations until the final allocation of shares by Holdco to the Holdco partners, which will lapse if this offering is consummated. For a description of the trading and hedging limitations, see “Certain Relationships and Related Party Transactions— Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock.

A few significant stockholders control the direction of our business. The concentrated ownership of our common stock and certain corporate governance arrangements will prevent you and other stockholders from influencing significant corporate decisions.

Holdco, which is controlled by Jeffrey Katzenberg and David Geffen or entities controlled by them (subject to certain approval rights of Holdco’s limited partners), currently owns 97.7% of the outstanding shares of our Class B common stock (which represents 48.0% of our common equity and 91.4% of the total voting power of our common stock). In addition, Jeffrey Katzenberg and David Geffen each own 577,040 shares of our Class B common stock outside of Holdco, which represents the remaining outstanding shares of Class B common stock and in the aggregate 1.1% of our common equity and 2.1% of the total voting power of our common stock. Based on the assumptions set forth under “Principal Stockholders,” following the final allocation of shares by Holdco, Jeffrey Katzenberg and David Geffen or entities controlled by them will own 100% of our Class B common stock representing approximately 15.5% of our common equity and approximately 73.1% of the total voting power of our common stock. Accordingly, Jeffrey Katzenberg and David Geffen or entities controlled by them generally have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors (other than the director elected by an entity controlled by Paul Allen as the holder of Class C common stock), the determination of our corporate and management policies and the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, the disproportionate voting rights of the Class B common stock relative to the Class A common stock and the Class C common stock may make us a less attractive takeover target.

The interests of our controlling and significant stockholders may conflict with the interests of our other stockholders.

We cannot assure you that the interests of Jeffrey Katzenberg, David Geffen, Steven Spielberg and Paul Allen, or entities controlled by them, will coincide with the interests of the holders of our Class A common stock. For example, Jeffrey Katzenberg and David Geffen, or entities controlled by them, could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. Jeffrey Katzenberg, David Geffen and Steven Spielberg may pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Our restated certificate of incorporation provides for the allocation of corporate opportunities between us, on the one hand, and certain of our founding stockholders, on the other hand, which could prevent us from taking advantage of certain corporate opportunities. So long as Jeffrey Katzenberg, David Geffen or entities controlled by them continue to collectively own shares of our Class B common stock with significant voting power, Jeffrey Katzenberg and David Geffen, or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions.

Additionally, in connection with the Separation we entered into a tax receivable agreement with an affiliate of Paul Allen. As a result of certain transactions that entities controlled by Paul Allen engaged in, the tax basis of our assets was partially increased (the “Tax Basis Increase”) and the amount of tax we may pay in the future is expected to be reduced during the approximately 15-year amortization period for such increased tax basis. Under the tax receivable agreement, we are required to pay to such affiliate 85% of the amount of any cash savings in certain taxes resulting from the Tax Basis Increase and certain other related tax benefits, subject to repayment if it is determined that these savings should not have been available to us. As of September 30, 2006, we have recorded a liability of $47.7 million to Mr. Allen’s affiliate. As a result, the interests of Paul Allen and entities controlled by him and the holders of our Class A common stock could differ. The actual amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors. The payments that may be made to Paul Allen’s affiliate pursuant to the tax receivable agreement could be substantial. For a further discussion of the tax receivable agreement, see Note 13 to our audited consolidated financial statements and “ Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Provision for Income Taxes” incorporated by reference from our Form 10-K.

Anti-takeover provisions of our charter and by-laws, as well as Delaware law may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The anti-takeover provisions of Delaware law impose various impediments to the ability of a third-party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include:

•	the division of our capital stock into Class A common stock and Class C common stock, each entitled to one vote per share, and Class B common stock, entitled to 15 votes per share, all of which Class B common stock will initially be owned or controlled by Jeffrey Katzenberg and David Geffen;

•	the right of the holder of Class C common stock (voting as a separate class) to elect one director;

•	the authority of the board to issue preferred stock with terms as the board may determine;

•	the absence of cumulative voting in the election of directors;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, prohibition on stockholder action by written consent;

•	limitations on who may call special meetings of stockholders;

•	advance notice requirements for stockholder proposals;

•	following such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, super-majority voting requirements for stockholders to amend the by-laws; and

•	stockholder super-majority voting requirements to amend certain provisions of the charter.

It is possible that we may be treated as a personal holding company for Federal tax purposes now or in the future.

The Internal Revenue Code currently imposes an additional tax at a rate of 15% on the “undistributed personal holding company income” (as defined in the Internal Revenue Code of 1986, as amended) of a corporation that is a “personal holding company” and such rate of tax is scheduled to increase for taxable years beginning after December 31, 2010. A corporation is treated as a personal holding company for a taxable year if both (i) five or fewer individuals directly or indirectly own (or are deemed under attribution rules to own) more than 50% of the value of the corporation’s stock at any time during the last half of that taxable year and (ii) 60% or more of the corporation’s adjusted ordinary gross income for that taxable year is “personal holding company income” (which includes, among other things, dividends, interest, annuities and, under certain circumstances, royalties and rents). We believe that, under applicable attribution rules, five or fewer individuals may be deemed to own more than 50% of the value of our stock and the stock of our subsidiaries. We also believe, however, that less than 60% of our and our subsidiaries’ adjusted ordinary gross income consists of personal holding company income and, as a result, we believe that neither we nor any of our subsidiaries is a personal holding company. There can be no assurance, however, that we or any of our subsidiaries are not, or will not become, a personal holding company and thus be subject, or become subject to, the tax imposed on our or our subsidiaries’ undistributed personal holding company income.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. Our federal income tax return for the period October 27, 2004 through December 31, 2004 is currently under examination by the IRS. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. While we believe that we have adequately provided for our tax liabilities, including the outcome of the IRS examination, it is possible that the amount paid upon resolution of issues raised may differ from the amount provided. There can be no assurance that the outcomes from these examinations will not have an adverse effect on our financial condition or results of operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of Class A common stock by the selling stockholders. All proceeds from the sale of shares by selling stockholders will be for the accounts of the selling stockholders.

MARKET PRICE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been listed on the New York Stock Exchange under the symbol “DWA” since October 28, 2004. Prior to that time, there was no public market for our Class A common stock. The following table sets forth for the periods indicated the high and low sale prices of our Class A common stock on the New York Stock Exchange. As of September 30, 2006, there were 6,129 holders of record of our Class A common stock, four holders of record of our Class B common stock and one holder of record of our Class C common stock.

Year Ended December 31, 2004	High	Low
Fourth Quarter (commencing October 28, 2004)	$42.60	$34.77

Year Ended December 31, 2005	High	Low
First Quarter	$40.82	$33.38
Second Quarter	41.32	24.75
Third Quarter	28.25	22.45
Fourth Quarter	28.16	23.35

Year Ended December 31, 2006	High	Low
First Quarter	$28.80	$24.40
Second Quarter	28.50	22.50
Third Quarter	25.65	20.05
Fourth Quarter (through November 14, 2006)	29.40	23.03

On November 14, 2006, the last reported sale price of our Class A common stock on the New York Stock Exchange was $28.21 per share.

D IVIDEND POLICY

We have not declared or paid any dividends on our common stock since our initial public offering, and we do not currently intend to do so. We currently intend to retain all of our earnings, if any, to finance the growth and development of our business. We do not anticipate paying any dividends on our common stock in the foreseeable future. Any future change in our dividend policy will be made at the discretion of our board of directors and will depend on contractual restrictions contained in our credit facility or other agreements, our results of operations, earnings, capital requirements and other factors considered relevant by our board of directors.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 350,000,000 shares of Class A common stock, par value $0.01 per share, 150,000,000 shares of Class B common stock, par value $0.01 per share, one share of Class C common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2006:

•	of the 350,000,000 shares of Class A common stock, 52,628,990 shares were issued and outstanding;

•	of the 150,000,000 shares of Class B common stock, 50,842,414 shares were issued and outstanding;

•	of the one authorized share of Class C common stock, one share was issued and outstanding and will be held by an entity controlled by Paul Allen; and

•	no shares of our preferred stock were outstanding.

The following summary description relating to our capital stock does not purport to be complete. The rights of the holders of our capital stock are set forth in our restated certificate of incorporation, our by-laws, as well as the Vulcan stockholder agreement described in “Certain Relationships and Related Party Transactions—Vulcan Stockholder Agreement” incorporated by reference from our Proxy Statement and the Class B stockholder agreement described in “Certain Relationships and Related Party Transactions—Class B Stockholder Agreement” incorporated by reference from our Proxy Statement. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).

Common Stock

The relative rights of the Class A common stock, the Class B common stock and the Class C common stock are substantially identical in all respects, except for voting rights and conversion rights.

Voting Rights

Each share of Class A common stock entitles the holder to one vote, each share of Class B common stock entitles the holder to fifteen votes and each share of Class C common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. In addition, the Class C common stock, voting as a separate class, is entitled to elect one director. The holders of Class A common stock, Class B common stock and Class C common stock are not entitled to cumulate their votes in the election of directors. Except as otherwise provided in our restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of election of directors (other than the director elected by the Class C common stockholder), by a plurality, of the votes entitled to be cast by all shares of Class A common stock, Class B common stock and Class C common stock present in person or represented by proxy, voting together as a single class.

In addition to any other vote required by our restated certificate of incorporation or by applicable law, the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A common stock, voting separately as a class, is required for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below.

Our restated certificate of incorporation also provides that for so long as shares of Class B common stock are outstanding, in addition to any other vote required by our restated certificate of incorporation or by applicable law, the affirmative vote of the holders of 85% of the voting power of all outstanding shares of Class B common stock, voting separately as a class, is required:

•	for the authorization or issuance of shares of Class B common stock or Class C common stock or the authorization or issuance of any securities convertible into or exchangeable for shares of Class B common stock or Class C common stock;

•	for the authorization or issuance of shares of any series or class of capital stock (other than Class A common stock, Class B common stock or Class C common stock) having more than one vote per share or having any right to elect directors voting as a separate class or any class voting or consent rights, in each case other than as required by applicable law or the rules or regulations of any stock exchange upon which such series or class of capital stock is to be listed for trading (or securities convertible into or exchangeable therefor);

•	for any amendment to any provision of our restated certificate of incorporation setting forth any of the rights, powers or preferences of the Class A common stock, Class B common stock or Class C common stock;

•	for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below; and

•	until such time as the outstanding shares of Class B common stock no longer represent at least 50% of the voting power of the outstanding voting stock, for the authorization or implementation of what is commonly known as a “poison pill” plan or stockholder rights plan or any similar plan, or the authorization of any series of preferred stock or other capital stock or securities for issuance, or the issuance of any such securities, in connection with any such plan.

For so long as shares of Class C common stock are outstanding, in addition to any other vote required hereunder or by applicable law, the affirmative vote of the holder of the outstanding shares of Class C common stock, voting separately as a class, is required for certain amendments to the equivalent consideration provisions of our restated certificate of incorporation described below, for the authorization or issuance of shares of Class C common stock (or securities convertible into or exchangeable therefor) or the reduction of the authorized number of shares of Class C common stock and for any amendment to any provision of our restated certificate of incorporation setting forth any of the rights, powers or preferences of the Class C common stock.

Dividends

Holders of Class A common stock, Class B common stock and Class C common stock share equally in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Class A common stock, Class B common stock, Class C common stock or any of our other securities or the securities of any other legal entity may be paid only as follows:

•	a share distribution consisting of shares of Class A common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock) with respect to shares of Class A common stock and Class C common stock and, on an equal per share basis, shares of Class B common stock (or convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B common stock) with respect to shares of Class B common stock; and

•

a share distribution consisting of shares of any class or series of our securities or any other person other than Class A common stock, Class B common stock or Class C common stock (and other than convertible securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A common stock, Class B common stock or Class C common stock), on the basis of a distribution of identical securities, on an equal per share basis, with respect to shares of Class A common stock, Class B common stock and Class C common stock, provided that if such share distribution consists of shares of any class or series of securities of us or any subsidiary of us not formed for the purpose of circumventing the equivalent consideration provisions described below under “—Equivalent Consideration in Certain Transactions,” then it will be declared and paid on the basis of a distribution of one class or series of securities with respect to shares of Class A common stock and another class or series of securities with respect to shares of Class B common stock and another class or series of securities with respect to Class C common stock, and the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions, and all such differences will be identical to the corresponding differences in voting rights, conversion and share distribution provisions between the Class A common stock, the Class B common stock and the Class C common stock, so as to preserve the relative voting rights of each class as in effect immediately prior to such share distribution, and that such distribution will otherwise be made on an equal per share basis.

Subdivision or Combination

If we in any manner subdivide or combine the outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of other classes of common stock will be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock, Class B common stock or Class C common stock, as the case may be, that have been subdivided or combined.

Conversion

Each share of Class B common stock and each share of Class C common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. Shares of Class A common stock may be converted into shares of Class B common stock only in the limited circumstances described below.

In the event that a holder of Class B common stock (other than Holdco) is not or ceases to be Jeffrey Katzenberg or David Geffen or an entity controlled by Jeffrey Katzenberg or David Geffen (including upon the death of either Jeffrey Katzenberg or David Geffen) or transfers (other than pursuant to a bona fide third party tender offer or exchange offer which is recommended by the board or which has been publicly endorsed by each of Jeffrey Katzenberg and David Geffen (to the extent he is or controls a holder of Class B common stock at such time), which is made to all holders of our common stock and in which equivalent consideration (as defined in our restated certificate of incorporation) is offered in respect of each share of our common stock) any shares of Class B common stock other than a transfer to Jeffrey Katzenberg or David Geffen or an entity controlled by Jeffrey Katzenberg or David Geffen, then such shares will automatically be converted into shares of Class A common stock. If the special call right set forth in the Class B stockholder agreement is exercised and consummated within 45 days following certain involuntary conversions pursuant to the provisions described in the preceding sentence (as extended to the extent necessary to obtain any required antitrust or other required governmental approvals), then, upon transfer pursuant to the special call right, such shares of Class A common stock will automatically be converted back into shares of Class B common stock. See “Certain Relationships and Related Party Transactions—Class B Stockholder Agreement—Restrictions on Transfers and Conversion—Special Call Right” incorporated by reference from our Proxy Statement.

In the event that the holder of Class C common stock is not or ceases to be Paul Allen or an entity controlled by Paul Allen (including upon the death of Paul Allen) or transfers any shares of Class C common stock other than a transfer to Paul Allen or an entity controlled by Paul Allen, then such shares will automatically be converted into Class A common stock. In addition, on the first date after the final allocation of the common stock held by Holdco among the Holdco partners that Paul Allen or entities controlled by Paul Allen do not continue to own (including upon the death of Paul Allen) at least an aggregate number of shares of Class A common stock equal to one-third of the total number of shares of Class A common stock and Class C common stock held of record by Paul Allen and entities controlled by him immediately after such final allocation (including shares held of record by Holdco on behalf of Paul Allen and entities controlled by him), all shares of Class C common stock outstanding at such time will automatically be converted into Class A common stock.

Equivalent Consideration in Certain Transactions

In the event of any merger, consolidation, share exchange, tender offer reclassification of the outstanding shares of Class A common stock, Class B common stock or Class C common stock or other reorganization to which we are a party, in which the shares of Class A common stock, Class B common stock or Class C common stock will be exchanged for or converted into, or will receive a distribution of, cash or other property or our securities or the securities of any other person, each share of common stock is entitled to receive Equivalent Consideration (as defined below) on a per share basis. As defined in our restated certificate of incorporation, the term “Equivalent Consideration” means consideration in the same form, in the same amount and with the same voting rights on a per share basis; provided, that in the event that our securities (or any surviving entity or any direct or indirect parent of the surviving entity) are to be offered or paid with respect to shares of Class A common stock, Class B common stock or Class C common stock in a Control Transaction (as defined below), then such securities shall only be offered or paid on the basis of one class or series of securities with respect to shares of Class A common stock and another class or series of securities with respect to shares of Class B common stock and another class or series of securities with respect to shares of Class C common stock, and such securities (and, if applicable, the securities into which such securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) shall differ with respect to, but solely with respect to, their relative voting rights and related differences in conversion and share distribution provisions and director appointment rights, and all such differences shall be identical to the corresponding differences in voting rights, conversion and share distribution provisions and director appointment rights between the Class A common stock, the Class B common stock and the Class C common stock, so as to preserve the relative voting rights and director appointment rights of each class as in effect immediately prior such transaction; and provided further, that for the avoidance of doubt, consideration to be paid or received by a holder of Class A common stock, Class B common stock or Class C common stock in connection with any merger, consolidation, share exchange, tender offer, reclassification or other reorganization pursuant to any employment, consulting, severance or other arrangement shall not be deemed to be “consideration” that is included in the determination of “Equivalent Consideration.” As defined in our restated certificate of incorporation, the term “Control Transaction” means any merger, consolidation, share exchange, tender offer, reclassification or other reorganization to which we are a party in which the holders of our common stock immediately prior to consummation of such transaction continue to hold at least a majority of the equity or voting power in us (or any surviving entity or any direct or indirect parent of the surviving entity) immediately after consummation of such transaction.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable.

Registration Rights

Certain of our stockholders, including the selling stockholders, have certain registration rights with respect to our common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” incorporated by reference from our Proxy Statement.

Preferred Stock

Subject to the voting rights of the holders of Class B common stock described above, our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

Our restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and DreamWorks Studios and certain of its affiliates. Specifically, none of DreamWorks Studios, Jeffrey Katzenberg, David Geffen or entities controlled by them (referred to as the “Founding Stockholders”) or any director, officer, member, partner, stockholder or employee of a Founding Stockholder (each a “Specified Party”) has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do. In the event that any Founding Stockholder or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Founding Stockholder or Specified Party, as applicable, and us, none of the Founding Stockholders or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Founding Stockholder or Specified Party will be entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we will have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.

In the event that one of our directors, officers or employees who is also a Founding Stockholder or a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectancy that such corporate opportunity be offered to us, so that such Specified Party will have no duty to communicate or present such corporate opportunity to us, will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and will not breach any fiduciary duty to us by reason of the fact that such Specified Party pursues or acquires such corporate opportunity for itself, directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

Notwithstanding the foregoing, our restated certificate of incorporation provides that we do not renounce any interest or expectancy we may have in any corporate opportunity that is offered to any Founding Stockholder or Specified Party, if such opportunity is expressly offered to such Founding Stockholder or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee. Notwithstanding the foregoing, if our chief executive officer is a Specified Party by virtue of his relationship to DreamWorks Studios, then any corporate opportunity offered to him will be deemed to have been offered to him in his capacity as an officer of us (and shall belong to us) unless such offer clearly and expressly is presented to him solely in his capacity as an officer, employee, director or member of DreamWorks Studios.

Certain Anti-Takeover and Other Provisions of the Charter and By-laws and Delaware Law

Provisions of our restated certificate of incorporation and by-laws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders.

Stockholder Meetings

Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon the written request of a record holder of Class B common stock or holders of not less than a majority of the combined voting power of the voting stock, upon the request of a majority of the board or upon the request of the chief executive officer. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, special meetings of the stockholders may be called only upon the request of a majority of the board or upon the written request of a record holder of Class B common stock. The holder of the Class C common stock may call a special meeting solely for the purpose of filling any vacancy of the office of the Class C director, and such meeting will not be subject to the advance notice requirements of our by-laws.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. So long as the outstanding shares of Class B common stock represent 30% or more of the voting power of our outstanding common stock, nominations and stockholder proposals by record holders of Class B common stock, as such, will not be subject to the advance notice procedures of our by-laws. So long as Class C common stock is outstanding, nomination of the Class C Director by the record holder of the outstanding shares of Class C common stock will not be subject to the advance notice procedures of our by-laws.

Stockholder Action by Written Consent

Our restated certificate of incorporation and by-laws provide that until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of our outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted. Effective on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. Notwithstanding the foregoing, the record holder of the outstanding shares of Class C common stock may take any action required or permitted to elect or remove the Class C Director without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, are signed by the record holder of the outstanding shares of Class C common stock.

Amendment of Certificate of Incorporation and By-laws

Our restated certificate of incorporation provides that, until such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of a majority of the combined voting power of the voting stock, voting together as a single class, is required for stockholders to adopt, amend, alter or repeal any provision of the by-laws and on and after such time as the outstanding shares of Class B common stock cease to represent a majority of the combined voting power of the voting stock, the affirmative vote of the holders of 80% of the combined voting power of the voting stock, voting together as a single class, will be required for stockholders to adopt, amend, alter or repeal any provision of the by-laws.

In addition, the provisions in our restated certificate of incorporation relating to amendment of the certificate of incorporation and by-laws, inapplicability to us of Section 203 of the DGCL, advance notice of director nominations, corporate opportunities, stockholder meetings and action by written consent may not be amended, altered, changed or repealed in any respect unless such amendment, alteration, change or repeal is approved by the affirmative vote of not less than 80% of the combined voting power of the voting stock.

Business Combinations under Delaware Law

Our restated certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in clause (c)(3) of that section, with an “interested stockholder,” as defined in clause (c)(5) of that section, for a period of three years after the time the stockholder became an interested stockholder.

SELLING STOCKHOLDERS

The selling stockholders may offer and sell pursuant to this prospectus up to $330 million of shares of Class A common stock. We are filing the registration statement, of which this prospectus is a part, pursuant to the provisions of a Registration Rights Agreement, dated as of October 27, 2004, between DreamWorks Animation and certain selling stockholders.

The following table sets forth the number of shares of Class A common stock that may be offered by each of our stockholders based on the sale of $307.2 million of shares of Class A common stock at an assumed price of $28.21 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on November 14, 2006. The actual amount of shares offered will depend on the actual offering price and the amount of any underwriting discounts or other fees paid by the selling stockholders.

Selling Stockholder	Class A Shares Offered
DW Investment II, Inc.(1) (by itself and Holdco)	7,948,321	(3)
Lee Entertainment L.L.C. (by itself and Holdco)	1,257,001	(4)
DW Holdco LLC(2)	1,685,957

(1)	DW Investment II, Inc. is an entity controlled by Paul Allen.

(2)	DW Holdco LLC is an entity controlled by Viacom Inc.

(3)	Includes 222,245 shares of Class A common stock that will be sold in this offering by Holdco, the net proceeds of which will be distributed by Holdco to DW Investment II, Inc. upon consummation of this offering.

(4)	Includes 35,147 shares of Class A common stock that will be sold in this offering by Holdco, the net proceeds of which will be distributed by Holdco to Lee Entertainment L.L.C. upon consummation of this offering.

PRINCIPAL STOCKHOLDERS

The following principal stockholders table sets forth certain information regarding the beneficial ownership of our Class A and Class B common stock (1) as of October 31, 2006, and (2) as adjusted to reflect the sale of Class A common stock in this offering and the allocation of shares of our common stock by Holdco to its partners. At all times presented, an entity controlled by Paul Allen will hold the sole outstanding share of Class C common stock.

The principal stockholders table sets forth stockholder information with respect to:

•	each of our directors;

•	each of our executive officers;

•	our directors and named executive officers as a group; and

•	persons owning more than 5% of a class of our common stock.

The percentage of beneficial ownership of our common stock indicated in the principal stockholders table is based on 53,732,940 shares of Class A common stock, 50,842,414 shares of Class B common stock and one share of Class C common stock outstanding as of October 31, 2006. For purposes of the beneficial ownership amounts set forth below after giving effect to this offering, we have assumed the sale of a number of shares of Class A common stock by the selling stockholders at an assumed price of $28.21 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on November 14, 2006, which would result in gross proceeds of $307.2 million. The actual amount of shares offered and the post-offering beneficial ownership amounts will depend on the actual number of shares offered, the actual offering price and the amount of any underwriting discounts or other fees paid by the selling stockholders. After the consummation of this offering, the percentage of beneficial ownership of our common stock is based on the assumption that 88,549,922 shares of Class A common stock, 16,025,432 shares of Class B common stock and one share of Class C common stock will be outstanding after giving effect to this offering. In addition, for purposes of computing the percentages of class beneficially owned and total voting power with respect to our Class A common stock immediately prior to and after the consummation of the offering, we have treated as outstanding 1,103,950 shares of Class A common stock underlying restricted stock awards with performance-based vesting conditions granted to those executive officers included in the principal stockholders table.

Unless otherwise indicated, the address for each of our directors and named executive officers and each beneficial owner of more than 5% of the outstanding shares of our common stock listed in the table below is: c/o DreamWorks Animation SKG, Inc., 1000 Flower Street, Glendale, CA 91201.

		Prior to the Offering			After the Offering
Name and Address of Beneficial Owner(1)	Title of Class	Shares of Common Stock Beneficially Owned	% of Class Beneficially Owned(2)	% of Total Voting Power(3)	Shares of Common Stock Beneficially Owned	% of Class Beneficially Owned(2)	% of Total Voting Power(3)
Directors
Jeffrey Katzenberg(4)(5)	Class A	10,669,469	58.8%	94.7%	22,422,167	36.8%	79.9%
	Class B	50,842,414	100.0%	93.5%	16,025,432	100.0%	73.1%
David Geffen(4)(6)	Class A	10,669,469	58.8%	94.7%	22,422,167	36.8%	79.9%
	Class B	50,842,414	100.0%	93.5%	16,025,432	100.0%	73.1%
Paul G. Allen(4)(7)	Class A	10,669,469	58.8%	94.7%	22,422,167	36.8%	79.9%
	Class B	50,842,414	100.0%	93.5%	16,025,432	100.0%	73.1%
	Class C	1	100.0%	*	1	100.0%	*
Roger A. Enrico(8)	Class A	242,857	*	*	242,857	*	*
Mellody N. Hobson(9)	Class A	26,785	*	*	26,785	*	*
Nathan Myhrvold(9)	Class A	26,785	*	*	26,785	*	*
Howard Schultz(9)	Class A	76,785	*	*	76,785	*	*
Karl M. von der Heyden(10)	Class A	17,229	*	*	17,229	*	*
Margaret C. Whitman(11)	Class A	9,144	*	*	9,144	*	*
Judson Green(12)	Class A	4,015	*	*	4,015	*	*
Michael Montgomery(13)	Class A	4,372	*	*	4,372	*	*
Named officers who are not directors
Lewis W. Coleman(14)	Class A	127,655	*	*	127,655	*	*
Ann Daly(15)	Class A	548,478	1.0%	*	548,478	*	*
Katherine Kendrick(16)	Class A	168,243	*	*	168,243	*	*
Kristina M. Leslie(17)	Class A	123,167	*	*	123,167	*	*
Directors and Executive Officers as a group (15 persons)	Class A	12,044,984	60.1%	94.9%	23,797,682	38.1%	80.3%
	Class B	50,842,414	100.0%	93.5%	16,025,432	100.0%	73.1%
	Class C	1	100.0%	*	1	100.0%	*
Persons owning more than 5% of a class of our equity securities
T. Rowe Price Associates(18)	Class A	3,514,207	6.5%	*	3,514,207	4.0%	1.1%
Wellington Management Company, LLP(19)	Class A	5,518,650	10.3%	*	5,518,650	6.2%	1.7%
Steven Spielberg(4)(20)	Class A	10,669,469	58.8%	*	8,012,716	7.7%	2.4%
	Class B	50,842,414	100.0%	*	—	—	—
Lee Entertainment L.L.C.(4)(21)	Class A	10,669,469	58.8%	*	3,643,389	3.5%	1.1%
	Class B	50,842,414	100.0%	*	—	—	—
Viacom Inc.(4)(22)	Class A	10,669,469	58.8%	*	525,929	*	*
	Class B	50,842,414	100.0%	*	—	—	—
Holdco(4)(23)	Class A	10,669,469	58.8%	94.7%	—	—	—
	Class B	50,842,414	100.0%	93.5%	—	—	—

*	Less than 1%

(1)

As discussed in our Proxy Statement under “Certain Relationships and Related Party Transactions— Formation Agreement and Holdco Arrangement,” the proceeds received by DW Holdco LLC, an indirect subsidiary of Viacom Inc., DW Investment II, Inc., an entity controlled by Paul Allen (“DWI II”), and Lee Entertainment (and the amounts credited to entities controlled by Jeffrey Katzenberg, David Geffen and Steven Spielberg) in this offering, when combined with proceeds received by (or amounts credited to) such parties in our initial public offering, will result in a “Satisfaction Event,” as such term is defined in Holdco’s partnership agreement. As a result, upon consummation of this offering, each Holdco partner (other than DW Holdco LLC) will have the right to receive a portion of the remaining shares of common stock held by

Holdco and allocated to such partner and, in the case of certain Holdco partners, a portion of the net cash proceeds received by Holdco in connection with this offering, in each case in accordance with the terms of the Holdco partnership agreement. Amounts in this table indicating shares beneficially owned for each Holdco partner after the consummation of this offering include the amount of shares estimated to be allocated to such partner by Holdco, based on an assumed price of $28.21 per share (the last reported sale price for our Class A common stock on the New York Stock Exchange on November 14, 2006).

(2)	For purposes of this column, the percentage shown for any person or entity with respect to Class A common stock assumes the conversion of any Class B common stock beneficially owned by such person or entity into Class A common stock on a one-for-one basis.

(3)	For purposes of this column, the percentage shown for any person or entity (i) with respect to Class A common stock, includes the effect of the super-voting rights of any Class B common stock beneficially owned by such person or entity and (ii) with respect to Class B common stock, excludes the voting rights of any Class A common stock beneficially owned by such person or entity.

(4)	Certain of our stockholders may be deemed to be members of one or more “groups,” as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). These stockholders include (i) Jeffrey Katzenberg and entities controlled by him; (ii) David Geffen and entities controlled by him; (iii) Steven Spielberg and entities controlled by him; (iv) DWI II; (v) Lee Entertainment; (vi) DW Holdco LLC and certain of its affiliates; and (vii) Holdco. These groups, and their respective members, are:

•	The “Holdco Group,” which consists of the following parties to the Formation Agreement and Holdco’s partnership agreement: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him, Steven Spielberg and entities controlled by him, Paul Allen, DWI II, Lee Entertainment, DW Holdco LLC and certain of its affiliates and Holdco.

•	The “Vulcan Group,” which consists of the following individuals and entities party to a stockholder agreement (the “Vulcan Stockholder Agreement”) dated October 27, 2004: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him, Paul Allen, DWI II and Holdco.

•	The “Class B Group,” which consists of the following individuals and entities party to a stockholder agreement (the “Class B Common Stockholder Agreement”), dated October 27, 2004: Jeffrey Katzenberg and entities controlled by him, David Geffen and entities controlled by him and Holdco.

Following the consummation of this offering and the final allocation of shares by Holdco, we expect entities controlled by each of Jeffrey Katzenberg, David Geffen and Steven Spielberg to retain a portion of the Class B common stock allocated to them by Holdco in Holdco following the consummation of this offering. As a result of this offering, certain restrictive provisions of the Formation Agreement will cease to apply to members of the Holdco Group (including DW Holdco LLC) and, as a result, the “Holdco Group” will cease to be a “group” as that term is defined in Section 13(d)(3) of the Exchange Act.

(5)	Prior to the consummation of this offering, shares beneficially owned by Mr. Katzenberg include:

•	618,571 shares of Class A restricted stock with performance-based vesting conditions granted to Mr. Katzenberg at the time of our initial public offering, the vesting of which will occur in the first quarter of 2009 pending achievement of certain four-year cumulative performance goals. Performance compensation awards granted to Mr. Katzenberg by the Compensation Committee in January 2005 have been excluded;

•	577,040 shares of Class B common stock owned by entities controlled by Mr. Katzenberg;

•	7,476,236 shares of Class B common stock contributed to Holdco by Mr. Katzenberg;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	10,627,938 additional shares of Class A and Class B common stock owned by other members of the Holdco, Vulcan and Class B Groups.

After the consummation of this offering, shares owned by Mr. Katzenberg include:

•	618,571 shares Class A restricted stock with performance-based vesting conditions granted to Mr. Katzenberg at the time of our initial public offering (performance compensation awards granted by our Compensation Committee in January 2005 have been excluded);

•	8,012,716 shares of Class B common stock owned by entities controlled by Mr. Katzenberg (including 7,435,676 shares estimated to be allocated by Holdco); and

•	29,816,313 shares of Class A and Class B common stock owned by other members of the Vulcan and Class B Groups.

Mr. Katzenberg and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by all other members of the Holdco, Vulcan and Class B Groups. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Katzenberg and entities controlled by him is 1000 Flower Street, Glendale, CA 91201.

(6)	Prior to the consummation of this offering, shares beneficially owned by Mr. Geffen include:

•	577,040 shares of Class B common stock owned by an entity controlled by Mr. Geffen;

•	7,476,236 shares of Class B common stock contributed to Holdco by Mr. Geffen;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	11,246,509 additional shares of Class A and Class B common stock owned by other members of the Holdco, Vulcan and Class B Groups.

After the consummation of this offering, shares owned by Mr. Geffen include:

•	8,012,716 shares of Class B common stock owned by an entity controlled by Mr. Geffen (including 7,435,676 shares estimated to be allocated by Holdco); and

•	30,434,884 shares of Class A and Class B common stock owned by other members of the Vulcan and Class B Groups.

Mr. Geffen and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by all other parties to the Holdco, Vulcan and Class B Groups. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Geffen and entities controlled by him is c/o DG-DW, L.P., 12011 San Vicente Boulevard, Suite 606, Los Angeles, CA 90049-4926.

(7)	Prior to the consummation of this offering, shares beneficially owned by Mr. Allen include:

•	7,726,076 shares of Class A common stock held of record by DWI II, all of which are being sold in this offering;

•	21,951,303 shares of Class B common stock contributed to Holdco by Mr. Allen;

•	27,737,031 shares of Class B common stock contributed to Holdco by other stockholders; and

•	4,097,473 additional shares of Class A and Class B common stock owned by other members of the Holdco and Vulcan Groups.

After the consummation of this offering, shares of common stock beneficially owned by Mr. Allen include:

•	An estimated 21,794,568 shares of Class A common owned by DWI II (all of which will be allocated to DWI II by Holdco); and

•	16,653,031 shares of Class A and Class B common stock estimated to be owned by other members of the Vulcan Group.

Mr. Allen and DWI II expressly disclaim beneficial ownership of all shares of our common stock owned by all other parties to the Vulcan Group (including Holdco) and the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for each of Mr. Allen and DWI II is 505 Fifth Ave. South, Suite 900, Seattle, WA 98104.

(8)	Includes 142,857 shares of Class A restricted stock granted to Mr. Enrico at the time of our initial public offering, the vesting of which will occur in the first quarter of 2009, pending achievement of certain four-year cumulative performance goals. Performance compensation awards granted to Mr. Enrico by the Compensation Committee in January 2005 have been excluded.

(9)	Includes 17,857 shares of Class A restricted stock granted at the time of our initial public offering (5,953 shares remain unvested at the time of this offering and will vest on October 27, 2007) and fully vested options to purchase 8,928 shares of Class A common stock.

(10)	Includes 5,915 shares of Class A restricted stock granted November 11, 2005, the vesting of which occurs ratably over a three-year period (3,944 shares remain unvested at the time of this offering and will vest ratably on November 11, 2007 and 2008) and 1,314 fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised.

(11)	Includes 4,234 shares of Class A restricted stock granted April 25, 2005, the vesting of which occurs ratably over a three-year period (2,823 shares remain unvested at the time of this offering and vest ratably on April 25, 2007 and 2008), fully vested options to purchase 1,058 shares of Class A common stock, and 3,852 fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Ms. Whitman has 5,778 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Ms. Whitman leaves the Board of Directors (assuming Ms. Whitman has completed at least one year of service on the Board of Directors since the date of grant).

(12)	Represents fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Mr. Green has 6,023 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Mr. Green leaves the Board of Directors (assuming Mr. Green has completed at least one year of service on the Board of Directors since the date of grant).

(13)	Represents fully vested stock appreciation rights which will be settled by the delivery of shares of Class A common stock when exercised. In addition, Mr. Montgomery has 6,557 restricted stock units which will be settled by the delivery of shares of Class A common stock only at the time Mr. Montgomery leaves the Board of Directors (assuming Mr. Montgomery has completed at least one year of service on the Board of Directors since the date of grant).

(14)	Includes 15,729 shares of Class A restricted stock (5,953 shares remain unvested at the time of this offering and will vest on October 27, 2007); 82,998 shares of Class A restricted stock granted on December 5, 2005, the vesting of which is dependant upon the achievement of certain performance goals which were established by the Compensation Committee in March 2006; and fully vested options to purchase 8,928 shares of Class A common stock.

(15)	Includes 265,526 shares of Class A common stock; 259,524 shares of Class A restricted stock, the vesting of which will occur over a period of five years contingent upon the achievement of certain performance goals; fully vested options to purchase 15,669 shares of Class A common stock; and 7,759 options to purchase shares of Class A common stock\stock appreciation rights which vest within 60 days of the date of this offering. Performance compensation awards granted by the Compensation Committee in January 2005 have been excluded.

(16)	Includes 62,573 shares of Class A common stock, fully vested options to purchase 99,866 shares of Class A common stock, and options to purchase 5,804 shares of Class A common stock which vest within 60 days of the date of this offering.

(17)	Includes 51,450 shares of Class A common stock and fully vested options to purchase 71,717 shares of Class A common stock.

(18)	Based solely on a Schedule 13G report filed with the SEC prepared as of December 31, 2005. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(19)	Based solely on a Schedule 13G report filed with the SEC prepared as of September 30, 2006. These securities are owned by various individual and institutional investors which Wellington Management Company, LLP (“Wellington Management”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Wellington Management is deemed to be a beneficial owner of such securities.

(20)	Prior to the consummation of this offering, shares owned by Steven Spielberg include:

•	577,040 shares of Class A common stock held of record by an entity controlled by Mr. Spielberg;

•	7,476,236 shares of Class B common stock that have been contributed to Holdco by Mr. Spielberg;

•	42,212,098 shares of Class B common stock contributed to Holdco by other stockholders; and

•	11,246,509 shares of Class A and Class B common stock owned by other members of the Holdco Group.

Following the consummation of this offering, shares owned by Mr. Spielberg include:

•	8,012,716 shares of Class A common stock beneficially owned by DW Lips (including 7,435,676 shares of Class A common stock estimated to be allocated to DW Lips by the Holdco Group).

Mr. Spielberg and entities controlled by him expressly disclaim beneficial ownership of all shares of our common stock owned by all other members of the Holdco. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Mr. Spielberg and entities controlled by him is c/o Breslauer & Rutman, 11400 Olympic Boulevard, Los Angeles, California, 90064.

(21)	Prior to the consummation of this offering, shares owned by Lee Entertainment include:

•	1,221,853 shares of Class A common stock held of record by Lee Entertainment;

•	3,669,508 shares of Class B common stock contributed to Holdco by Lee Entertainment;

•	46,018,826 shares of Class B common stock contributed to Holdco by other stockholders; and

•	10,601,696 shares of Class A and Class B common stock held by other members of the Holdco Group (including Holdco).

Following the consummation of this offering, shares owned by Lee Entertainment include:

•	an estimated 3,643,389 shares of Class A common stock, all of which will be allocated to Lee Entertainment by Holdco.

Lee Entertainment expressly disclaims beneficial ownership of common stock owned by all other members of the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

(22)	Shares beneficially owned by Viacom and certain of its affiliates include 525,929 shares of Class A common stock held of record by DreamWorks Studios (which represents less than 0.5% of the outstanding Class A and Class B common stock) and 60,985,954 shares of Class A and Class B common stock held by other members of the Holdco Group (including Holdco). Because DW Holdco LLC and certain of its affiliates have agreed to certain restrictions on their ability to dispose of the 525,929 shares of Class A common stock held of record by DreamWorks Studios, DW Holdco LLC and certain of its affiliates may be considered members of a group that includes the other members of the Holdco Group (including Holdco). By virtue of their becoming members of this group, DW Holdco LLC and certain of its affiliates may be deemed to share the power to dispose of the 60,985,954 shares of Class A and Class B common stock held by the other members of this group.

On January 31, 2006, Viacom, through two indirect wholly owned subsidiaries, completed its acquisition (the “Acquisition”) of substantially all of the outstanding membership interests in DreamWorks Studios. As a result of the Acquisition, Viacom became the indirect beneficial owner of 525,929 shares of DreamWorks Animation’s Class A common stock owned by DreamWorks Studios. The 525,929 shares of Class A common stock held of record by DreamWorks Studios may be deemed to be beneficially owned by (a) DW One Corp. (“DW One”) and DW Two Corp. (“DW Two”), which together own all of the outstanding membership interests in DreamWorks Studios, (b) DW Holdco LLC, which owns all of the outstanding membership interests in DW One and DW Two, (c) Viacom International Inc. (“VII”), which owns all of the outstanding membership interests in DW Holdco LLC, (d) Viacom, which owns all of the outstanding stock of VII, (e) NAIRI, Inc. (“NAIRI”), which owns approximately 71% of Viacom’s voting stock, (f) NAIRI’s parent corporation, National Amusements, Inc. (“NAI”), and (g) Sumner M. Redstone, who is the controlling shareholder of NAI (collectively, the “Viacom Entities”).

The Viacom Entities expressly disclaim beneficial ownership of common stock owned by all other members of the Holdco Group. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Viacom is 1515 Broadway, New York, New York 10036.

(23)	Prior to the consummation of this offering, Holdco holds of record 49,688,334 shares of Class B common stock. In connection with this offering, Holdco will permanently allocate all shares of our common stock it then holds to its partners (other than DW Holdco LLC) as Class A common stock and Class B common stock in accordance with Holdco’s partnership agreement. Other than with respect to a certain amount of shares of Class A common stock allocated to each of DWI II and Lee Entertainment, the shares permanently allocated to Holdco’s members are immediately distributable upon request of such partners and, as such, the post-offering beneficial ownership of each Holdco partner (other than DW Holdco LLC) includes all shares allocated to it by Holdco. See footnote 1 above. Following the consummation of this offering, Holdco is not shown as the beneficial owner of any shares of common stock held by it prior to this offering, as all such shares will have been permanently allocated to its partners (other than DW Holdco LLC). For a discussion of Holdco’s allocation of shares to its partners, please see “Certain Relationships and Related Party Transactions—Formation Agreement and Holdco Arrangement” incorporated by reference from our Proxy Statement. Because entities controlled by Jeffrey Katzenberg and David Geffen will remain general partners of Holdco for a period of time following the consummation of this offering, and because Holdco will hold a certain amount of shares of Class A common stock permanently allocated to DWI II and Lee after the consummation of this offering, Holdco remains a member of the Vulcan Group and the Class B Group following the consummation of this offering.

Holdco disclaims beneficial ownership of all shares of our common stock owned by each other member of the Vulcan, Holdco and Class B Groups, and the inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

Holdco expressly disclaims beneficial ownership of all shares of our common stock owned by each member of the Holdco, Vulcan and Class B Groups. The inclusion of such shares in this table shall not be deemed an admission of beneficial ownership of any of the reported shares for purposes of Sections 13(d) or 13(g) of the Exchange Act or for any other purpose.

The address for Holdco is c/o DG-DW, L.P., 12011 San Vicente Boulevard, Suite 606, Los Angeles, CA 90049-4926.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES FOR NON-UNITED STATES STOCKHOLDERS

This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of Class A common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (“IRS”) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-UNITED STATES STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF CLASS A COMMON STOCK.

Dividends

In general, any distributions we make to you with respect to your shares of Class A common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of Class A common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of Class A common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Class A Common Stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of Class A common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of Class A common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of Class A common stock, more than 5% of our Class A common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax mentioned above also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of Class A common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of Class A common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or if you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of Class A common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of Class A common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of Class A common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Class A common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares Class A common stock described in this prospectus in one or more of the following ways:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of such methods of sale.

The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on the New York Stock Exchange, on the over-the-counter market or otherwise, or in a combination of such methods of sale, at a fixed price or prices that may be changed, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares of Class A common stock may be sold according to one or more of the following methods:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares of Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of such methods of sale; and

•	any other method permitted pursuant to applicable law.

At any time a particular offer of the shares of Class A common stock is made, a revised prospectus or prospectus supplement may be filed with the SEC, or a report filed pursuant to the Exchange Act and incorporated by reference into this prospectus (which Exchange Act report will be identified in a prospectus filed to the extent required by the Securities Act), to reflect the disclosure of required additional information with respect to the distribution of the shares of Class A common stock. If required, such prospectus supplement or post-effective amendment will be distributed. We may suspend the sale of shares by the selling stockholders pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the New York Stock Exchange, on the over-the-counter market, in privately-negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, an amendment to this prospectus, or a supplemental prospectus will be filed, disclosing:

•	the name of any such broker-dealers;

•	the number of shares involved;

•	the price at which such shares are to be sold;

•	the commission paid or discounts or concessions allowed to such broker-dealers, where applicable;

•	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

•	other facts material to the transaction.

Such brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares of Class A common stock for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Any brokers, dealers or agents who participate in the distribution of the shares of Class A common stock may also be deemed to be “underwriters,” and any profits on the sale of the shares of Class A common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If all the shares are not sold at the public offering price, the applicable underwriters may change the offering price and the other selling terms. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities.

We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Maximum compensation to any underwriters, dealers or agents will not exceed 8% of the maximum aggregate offering proceeds. To the extent the selling stockholders may be deemed to be an underwriter, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act.

Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of, purchases by the selling stockholders or other persons or entities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to special exceptions or exemptions. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making and certain other activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of these limitations may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the securities.

Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

Agents and underwriters may be entitled under agreements entered into with us and the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us and the selling stockholders in the ordinary course of business. The specific terms of any lock-up provisions in respect of any given offerings will be described in the applicable prospectus supplement.

Entities controlled by (or estate planning vehicles of) each of Steven Spielberg, Jeffrey Katzenberg and David Geffen expect to enter into a lock-up agreement with certain entities that may act as underwriters and thereby be subject to a lock-up period of 90 days after the date of the applicable prospectus supplement. Each of the selling stockholders, including an entity controlled by Paul Allen, expect to be subject to a 90 day lock-up period with any such entities that may act as underwriters. In addition to these lock-up agreements, sales of our Class A common stock are also expected to be restricted by lock-up agreements for 90 days that we and our directors and executive officers are expected to enter into with such entities that may act as underwriters. These lock-up agreements will restrict us, the selling stockholders and our directors and executive officers, subject to specified exceptions, from offering, selling, contracting to sell, pledging, hedging or otherwise disposing of, directly or indirectly, or filing with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclosing the intention to make any offer, sale, pledge, disposition or filing, for the applicable number of days after the date of the applicable prospectus supplement without the prior written consent of a designated underwriter.

Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. In addition, the selling stockholders may transfer the shares by other means not described in this prospectus.

Certain entities that may act as underwriters and their respective affiliates may have, from time to time, performed, and may perform in the future, various financial advisory and investment banking services for us, the selling stockholders and affiliates, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Any underwriters will be advised about legal matters relating to any offering by Simpson Thacher & Bartlett LLP, New York, New York, or such other counsel as may be identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of DreamWorks Animation SKG, Inc. appearing in DreamWorks Animation SKG, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005, and DreamWorks Animation SKG, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

11,580,964 Shares

Class A Common Stock

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained in this prospectus supplement. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of our Class A common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement in that jurisdiction. Persons who come into possession of this prospectus supplement in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement applicable to that jurisdiction.